NOVARTIS | Reimagining Medicine

Novartis Third Quarter and Nine Months 2022

Condensed interim financial report – supplementary data

Novartis Global Communications

Novartis Third Quarter and Nine Months 2022 Condensed Interim Financial Report – Supplementary Data

INDEX
Page
GROUP AND DIVISIONAL OPERATING PERFORMANCE
Group
3
Innovative Medicines
8
Sandoz
14
CASH FLOW AND GROUP BALANCE SHEET
16
INNOVATION REVIEW
19
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
22
Consolidated statements of comprehensive income
24
Consolidated balance sheets
25
Consolidated statements of changes in equity
26
Consolidated statements of cash flows
28
Notes to condensed interim consolidated financial statements, including update on legal proceedings
30
SUPPLEMENTARY INFORMATION
49
CORE RESULTS
Reconciliation from IFRS results to core results
51
Group
53
Innovative Medicines
55
Sandoz
56
Corporate
57
ADDITIONAL INFORMATION
Reconciliation of 2021 IFRS results and non-IFRS measures core results and free cash flow to exclude the impacts of the 2021 divestment of our Roche investment
57
Condensed consolidated changes in net debt
59
Share information / Free cash flow
60
Effects of currency fluctuations
62
DISCLAIMER
65

Group
Key Figures
Third quarter
		Excluding Roche investment impacts[2]			Reported

	Q3 2022 USD m	Q3 2021 USD m	% change USD	% change cc 1	Q3 2021 USD m	% change USD	% change cc 1

Net sales to third parties	12 543	13 030	-4	4	13 030	-4	4

Divisional operating income	2 423	3 241	-25	-15	3 241	-25	-15

Corporate income and expense, net	-255	-8	nm	nm	-8	nm	nm

Operating income	2 168	3 233	-33	-23	3 233	-33	-23

As % of net sales	17.3	24.8			24.8

(Loss)/income from associated companies	-4	-2	nm	nm	223	nm	nm

Interest expense	-215	-202	-6	-8	-202	– 6	-8

Other financial income and expense	-30	-24	nm	nm	-24	nm	nm

Income taxes	-344	-472	27	14	-472	27	14

Net income	1 575	2 533	-38	-27	2 758	-43	-33

Basic earnings per share (USD)	0.73	1.13	-35	-25	1.23	-41	-31

Net cash flows from operating activities	4 721	4 925	-4		4 925	-4

Free cash flow [1]	4 169	4 423	-6		4 423	-6

Core [1]

Core operating income	4 282	4 467	-4	5	4 467	-4	5

As % of net sales	34.1	34.3			34.3

Core net income	3 419	3 519	-3	7	3 830	-11	-2

Core basic earnings per share (USD)	1.58	1.57	1	10	1.71	-8	1

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 49. Unless otherwise noted, all growth rates in this release refer to same period in prior year.

[2] A reconciliation of 2021 IFRS results and non-IFRS measures core results and free cash flow to exclude the impacts of the 2021 divestment of our Roche investment can be found on page 57 of the Condensed Interim Financial Report. The free cash flow impact represents the dividend received in Q1 2021 from Roche in relation to the distribution of its 2020 net income.

nm = not meaningful

Nine months
		Excluding Roche investment impacts[2]			Reported

	9M 2022 USD m	9M 2021 USD m	% change USD	% change cc 1	9M 2021 USD m	% change USD	% change cc 1

Net sales to third parties	37 855	38 397	-1	5	38 397	– 1	5

Divisional operating income	8 016	9 434	-15	-7	9 434	-15	-7

Corporate income and expense, net	-768	-307	-150	-164	-307	-150	-164

Operating income	7 248	9 127	-21	-13	9 127	-21	-13

As % of net sales	19.1	23.8			23.8

(Loss)/income from associated companies	-6	-4	-50	nm	718	nm	nm

Interest expense	-618	-605	-2	-4	-605	-2	-4

Other financial income and expense	6	-54	nm	nm	-54	nm	nm

Income taxes	-1 141	-1 474	23	14	-1 474	23	14

Net income	5 489	6 990	-21	-12	7 712	-29	-20

Basic earnings per share (USD)	2.50	3.12	-20	-10	3.44	-27	-19

Net cash flows from operating activities	10 125	10 665	-5		11 187	-9

Free cash flow [1]	8 393	9 733	-14		10 255	-18

Core [1]

Core operating income	12 635	12 769	-1	6	12 769	-1	6

As % of net sales	33.4	33.3			33.3

Core net income	10 101	10 055	0	8	10 959	-8	-1

Core basic earnings per share (USD)	4.60	4.48	3	11	4.88	-6	2

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 49. Unless otherwise noted, all growth rates in this release refer to same period in prior year.

[2] A reconciliation of 2021 IFRS results and non-IFRS measures core results and free cash flow to exclude the impacts of the 2021 divestment of our Roche investment can be found on page 57 of the Condensed Interim Financial Report. The free cash flow impact represents the dividend received in Q1 2021 from Roche in relation to the distribution of its 2020 net income.

nm = not meaningful

Strategy Update
Our focus
Novartis unveiled a new focused strategy with our transformation into a “pure-play” Innovative Medicines business. We have a clear focus on five core therapeutic areas (cardiovascular, immunology, neuroscience, solid tumors and hematology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy, and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies - the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthening foundations: Unleashing the power of our people, scaling data science & technology and continuing to build trust with society.
Sandoz strategic review
Novartis concluded the strategic review of Sandoz, announcing a proposed 100% spin-off of Sandoz, its generics and biosimilars division into a new publicly traded standalone company. We believe that the 100% spin-off is in the best interest of shareholders and consistent with the Novartis strategy of focusing as a leading medicines company. The planned spin-off allows Sandoz to leverage its strong brand and sustain its leading global position by continuing to invest in the key strategic areas of Biosimilars, Antibiotics and Generic Medicines. Completion of the transaction is subject to certain conditions, including consultation with works councils and employee representatives (as required), general market conditions, tax rulings and opinions, final Board of Directors endorsement and shareholder approval in line with Swiss corporate law. The transaction is expected to be tax neutral to Novartis.
Sandoz CEO designate announcement
In anticipation of the intended Sandoz spin-off, Richard Saynor, will be appointed CEO designate of Sandoz and step down from the Executive Committee of Novartis with immediate effect. He will continue to report directly to Vas Narasimhan and lead the Sandoz division.
Financials
Third quarter
Net sales
Net sales were USD 12.5 billion (-4%, +4% cc) in the third quarter, driven by volume growth of 11 percentage points, price erosion of 4 percentage points and the negative impact from generic competition of 3 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group headquarter and coordination functions, amounted to an expense of USD 255 million compared to an expense of USD 8 million in the third quarter of 2021, mainly driven by lower contributions from the Novartis Venture Fund, prior-year income from a fair value adjustment on contingent receivables related to intellectual property rights and higher restructuring costs.
Operating income
Operating income was USD 2.2 billion (-33%, -23% cc), mainly due to higher impairments (USD 0.5 billion) and higher restructuring costs (USD 0.4 billion) primarily related to the implementation of the previously announced streamlined organizational model.

Core operating income was USD 4.3 billion (-4%, +5% cc), mainly driven by higher sales, partly offset by higher R&D and M&S investments. Core operating income margin was 34.1% of net sales, decreasing by 0.2 percentage points (+0.2 percentage points cc).
Income from associated companies
Income from associated companies was a loss of USD 4 million in the third quarter compared to an income of USD 223 million in prior year and core income from associated companies was a loss of USD 4 million in the third quarter compared to USD 309 million in prior year. These decreases were due to the divestment of our investment in Roche that closed in the fourth quarter of 2021.
Interest expense and other financial income/expense
Interest expense amounted to USD 215 million and other financial income and expense amounted to an expense of USD 30 million both broadly in line with the prior year. Core other financial income and expense amounted to an expense of USD 6 million compared to USD 14 million in the prior year quarter.
Income taxes
The tax rate in the third quarter was 17.9% compared to 14.6% in the prior year. The current year third quarter tax rate was impacted by the effect of adjusting to the estimated full year tax rate, which was higher than previously estimated. The prior year quarter’s tax rate was impacted by the effect of adjusting to the estimated 2021 full year tax rate which was lower than was previously estimated and from the Roche income from associated companies (which was divested in Q4 2021). For comparability, excluding these impacts the current year and prior year quarter tax rate would have been 17.2%.
The core tax rate (core taxes as a percentage of core income before tax) in the third quarter was 15.7% compared to 16.0% in the prior year quarter. The current year third quarter core tax rate was impacted by the effect of adjusting to the estimated full year core tax rate, which was lower than previously estimated and would have been 16.5% excluding this impact. For comparability, excluding Roche core income from associated companies (divested in Q4 2021), the prior year quarter’s core tax rate would have been 17.2%. The decrease was mainly the result of a change in core profit mix.
Net income, EPS and free cash flow
Net income was USD 1.6 billion (-43%, -33% cc), mainly due to lower operating income. Excluding the impact of Roche income, net income declined -27% (cc). EPS was USD 0.73 (-41%, -31% cc). Excluding the impact of Roche income, EPS declined -25% (cc).
Core net income was USD 3.4 billion (-11%, -2% cc), as growth in core operating income was more than offset by the loss of Roche core income. Excluding the impact of Roche core income, core net income grew +7% (cc). Core EPS was USD 1.58 (-8%, +1% cc), benefiting from lower weighted average number of shares outstanding. Excluding the impact of Roche core income, core EPS grew +10% (cc).
Free cash flow amounted to USD 4.2 billion (-6% USD), compared to USD 4.4 billion in the prior year quarter, mainly due to lower operating income adjusted for non-cash items.
Nine months
Net sales
Net sales were USD 37.9 billion (-1%, +5% cc) in the first nine months, driven by volume growth of 12 percentage points, price erosion of 4 percentage points and the negative impact from generic competition of 3 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group headquarter and coordination functions, amounted to an expense of USD 768 million, compared to an expense of USD 307 million in the nine months 2021, mainly driven by higher restructuring costs, lower contributions from the Novartis Venture Fund and prior-year income from a fair value adjustment on contingent receivables related to intellectual property rights.

Operating income
Operating income was USD 7.2 billion (-21%, -13% cc), mainly due to higher impairments (USD 0.7 billion), higher restructuring costs (USD 0.6 billion) primarily related to the implementation of the previously announced streamlined organizational model and lower divestment gains (USD 0.5 billion).
Core operating income was USD 12.6 billion (-1%, +6% cc), mainly driven by higher sales, partly offset by higher R&D and M&S investments. Core operating income margin was 33.4% of net sales, increasing by 0.1 percentage points (+0.5 percentage points cc).
Income from associated companies
Income from associated companies was a loss of USD 6 million compared to an income of USD 718 million in prior year and core income from associated companies was a loss of USD 6 million compared to an income of USD 900 million in prior year. These decreases were due to the divestment of our investment in Roche that closed in the fourth quarter of 2021.
Interest expense and other financial income/expense
Interest expense amounted to USD 618 million broadly in line with the prior year.
Other financial income and expense amounted to an income of USD 6 million compared to a loss of USD 54 million in the prior year, mainly due to higher interest income, partly offset by monetary losses on the net monetary positions for subsidiaries in hyperinflationary economies and currency losses. Core other financial income and expense amounted to an income of USD 87 million compared to a loss of USD 17 million in the prior year.
Income taxes
The tax rate in the first nine months was 17.2% compared to 16.0% in the prior year period. For comparability, excluding Roche Income from associated companies (divested in Q4 2021) and the impact of an increase in an uncertain tax position, the prior year tax rate would have been 16.8% compared to 17.2% in the current year first nine months, increasing mainly the result of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.5% in the first nine months and 16.0% in the prior year period. For comparability, excluding Roche Income from associated companies (divested in Q4 2021), the prior year core tax rate would have been 17.2% compared to 16.5% in the current year first nine months, decreasing mainly the result of a change in core profit mix.
Net income, EPS and free cash flow
Net income was USD 5.5 billion (-29%, -20% cc), mainly due to lower operating income. Excluding the impact of Roche income, net income declined -12% (cc). EPS was USD 2.50 (-27%, -19% cc). Excluding the impact of Roche income, EPS declined -10% (cc).
Core net income was USD 10.1 billion (-8%, -1% cc), as growth in core operating income was offset by the loss of Roche core income. Excluding the impact of Roche core income, core net income grew +8% (cc). Core EPS was USD 4.60 (-6%, +2% cc), benefiting from lower weighted average number of shares outstanding. Excluding the impact of Roche core income, core EPS grew +11% (cc).
Free cash flow amounted to USD 8.4 billion (–18% USD), compared to USD 10.3 billion in the prior year period, mainly due to lower divestment proceeds, unfavorable changes in working capital, and the loss of Roche annual dividend (prior year USD 0.5 billion).

Innovative Medicines
	Q3 2022 USD m	Q3 2021 USD m	% change USD	% change cc	9M 2022 USD m	9M 2021 USD m	% change USD	% change cc

Net sales	10 299	10 628	-3	4	30 936	31 291	-1	5

Operating income	2 046	2 801	-27	-16	6 841	8 220	-17	-8

As % of net sales	19.9	26.4			22.1	26.3

Core operating income	3 924	4 017	-2	7	11 469	11 619	-1	6

As % of net sales	38.1	37.8			37.1	37.1

Third quarter
Net sales
Net sales were USD 10.3 billion (-3%, +4% cc) with volume contributing 12 percentage points to growth. Generic competition had a negative impact of 4 percentage points. Pricing had a negative impact of 4 percentage points. Sales in the US were USD 4.1 billion (+8%) and in the rest of the world USD 6.2 billion (-9%, +2% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 1.1 billion, +23%, +31% cc), Kesimpta (USD 289 million, +165%, +172% cc), Kisqali (USD 327 million, +41%, +49% cc), Cosentyx (USD 1.3 billion, +2%, +7% cc) and the Pluvicto launch (USD 80 million), partly offset by increased competition for Gilenya (US) and generic competition mainly for Afinitor/Votubia, Gilenya (ex-US), Gleevec/Glivec and Exjade.
In the US (USD 4.1 billion, +8%), sales growth was mainly driven by Entresto, Kesimpta and Pluvicto, partly offset by the impact of generic competition mainly on Afinitor/Votubia. In Europe (USD 3.2 billion, -15%, -2% cc), sales decline was driven by increased generic competition for Gilenya, Exjade and Gleevec/Glivec, partly offset by growth for Entresto, Kisqali and Kesimpta. Emerging Growth Markets grew +1% (+10% cc), with China sales USD 0.8 billion, (+0%, +6% cc) driven by Cosentyx.
Operating income
Operating income was USD 2.0 billion (-27%, -16% cc), driven by higher impairments and restructuring, partly offset by lower legal costs and higher gross margin. Operating income margin was 19.9% of net sales, decreasing 6.5 percentage points (-5.2 percentage points in cc).
Core adjustments were USD 1.9 billion, mainly due to amortization, impairments and restructuring, compared to USD 1.2 billion in prior year. Core adjustments increased compared to prior year, mainly due to higher impairments and restructuring, partly offset by lower legal costs.
Core operating income was USD 3.9 billion (-2%, +7% cc), mainly driven by higher gross margin, partly offset by higher R&D and M&S investments. Core operating income margin was 38.1% of net sales, increasing 0.3 percentage points, (+1.0 percentage points cc). Core gross margin as a percentage of sales increased by 0.3 percentage points (cc). Core R&D expenses as a percentage of net sales increased by 0.4 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 1.4 percentage points (cc). Core other income and expense as a percentage of net sales decreased the margin by 0.3 percentage points (cc).
Nine months
Net sales
Net sales were USD 30.9 billion (-1%, +5% cc) with volume contributing 12 percentage points to growth. Generic competition had a negative impact of 3 percentage points. Pricing had a negative impact of 4 percentage points. Sales in the US were USD 11.7 billion (+6%) and in the rest of the world USD 19.2 billion (-5%, +4% cc).
Sales growth was mainly driven by continued strong growth from Entresto (USD 3.4 billion, +29%, +35% cc), Kesimpta (USD 723 million, +221%, +227% cc), Cosentyx (USD 3.7 billion, +7%, +11% cc), Kisqali (USD 874 million, +34%, +41% cc) and Tafinlar + Mekinist (USD 1.3 billion, +6%, +12% cc), partly offset by increased competition for Gilenya (US) and generic competition mainly for Afinitor/Votubia, Gilenya (ex-US) and Gleevec/Glivec.
In the US (USD 11.7 billion, +6%), sales growth was mainly driven by Entresto and Kesimpta, partly offset by the impact of generic competition on Afinitor/Votubia. In Europe (USD 10.1 billion, -9%, +2% cc) sales growth was driven by Entresto and Kisqali, partially offset by increased generic competition for Gilenya, Gleevec/Glivec and Exjade. Emerging Growth Markets grew +3% (+10% cc), with China sales USD 2.4 billion (+7%, +9% cc) driven by Cosentyx.
Operating income
Operating income was USD 6.8 billion (-17%, -8% cc), driven by higher impairments, restructuring and R&D expenses and lower divestment gains, partly offset by higher gross margin. Operating income margin was 22.1% of net sales, decreasing 4.2 percentage points (-3.3 percentage points in cc).
Core adjustments were USD 4.6 billion, mainly due to amortization, impairments and restructuring, compared to USD 3.4 billion in prior year. Core adjustments increased compared to prior year, mainly due to higher impairments, restructuring and lower divestment gains.
Core operating income was USD 11.5 billion (-1%, +6% cc), mainly driven by higher margin, partly offset by higher R&D and M&S investments. Core operating income margin was 37.1% of net sales, in-line with the prior year, (+0.5 percentage points cc). Core gross margin as a percentage of sales decreased by 0.1 percentage points (cc). Core R&D expenses as a percentage of net sales increased by 0.3 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 1.0 percentage points (cc). Core other income and expense as a percentage of net sales decreased the margin by 0.1 percentage points (cc).
Cardiovascular
	Q3 2022	Q3 2021	% change	% change	9M 2022	9M 2021	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular
Entresto	1 135	924	23	31	3 353	2 599	29	35

Leqvio	34	5	nm	nm	70	8	nm	nm

Total Cardiovascular	1 169	929	26	34	3 423	2 607	31	37

nm = not meaningful
Entresto (USD 1,135 million, +23%, +31% cc) sustained robust demand-led growth in the US, Europe and Japan, with increased patient share across all geographies. Guidelines position Entresto as the first choice RASi versus ACEi/ARB in patients with HFrEF. Entresto benefits from the adoption of guideline directed medical therapy for these patients in all geographies. In the US, Entresto benefits from being added to guidelines for patients with HFpEF (with LVEF below normal). In China and Japan, Entresto volume growth is fueled by increased penetration in hypertension in addition to growth in heart failure. It is estimated that more than 8 million patients are on treatment with Entresto. In the US, Novartis is in ANDA litigation with generics manufacturers.
Leqvio (USD 34 million) launch in the US and other markets is ongoing, with focus on patient on-boarding, removing access hurdles and enhancing medical education. In the US, Leqvio is covered at or near label for 70% of patients nine months after launch. Leqvio in the US has been assigned a unique Healthcare Common Procedure Coding System code (J-code) and average sales price. Leqvio is the first and only small interfering RNA (siRNA) therapy to lower LDL cholesterol approved in the US. Leqvio is now approved in more than 60 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
	Q3 2022	Q3 2021	% change	% change	9M 2022	9M 2021	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology
Cosentyx	1 274	1 247	2	7	3 708	3 475	7	11

Xolair	322	365	-12	1	1 042	1 055	-1	9

Ilaris	272	272	0	10	832	775	7	16

Other					1		nm	nm

Total Immunology	1 868	1 884	-1	6	5 583	5 305	5	11

Net sales reflect Xolair sales for all indications.
nm = not meaningful

Cosentyx (USD 1,274 million, +2%, +7% cc) continued volume growth across key geographies, partly offset by higher US revenue deductions. Since initial approval in 2015, Cosentyx has proven its sustained efficacy and consistent safety profile across five systemic inflammatory conditions and has treated more than 875,000 patients worldwide.
Xolair (USD 322 million, -12%, +1% cc) sales were stable (cc). Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Ilaris (USD 272 million, 0%, +10% cc) showed continued growth across all geographies. Contributors to growth include the adult-onset Still’s disease indication, together with the other adult rheumatology indications in the US and Europe, as well as strong performance for the Periodic Fevers Syndrome indications in Japan.
Neuroscience
	Q3 2022	Q3 2021	% change	% change	9M 2022	9M 2021	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Gilenya	507	703	-28	-24	1 667	2 131	-22	-18

Zolgensma	319	375	-15	-13	1 061	1 009	5	9

Kesimpta	289	109	165	172	723	225	221	227

Mayzent	94	76	24	29	258	200	29	34

Aimovig	50	56	-11	0	159	156	2	11

Other					1		nm	nm

Total Neuroscience	1 259	1 319	-5	0	3 869	3 721	4	8

nm = not meaningful
Gilenya (USD 507 million, -28%, -24% cc) sales declined mainly due to generic pressure in Europe and increased competition in the US. Novartis is in litigation in the US on the dosing regimen and method of treatment patents, and in Europe regarding the dosing regimen patent issued in October 2022, with manufacturers of generic and other tablet forms. In June 2022, an appeals court held the Gilenya US dosing regimen patent invalid. Novartis will file a petition seeking further review with the US Supreme Court, which denied a motion to stay the issuance of the formal appeal mandate while further review is ongoing. FDA-approved Gilenya generics now launched in the US.
Zolgensma (USD 319 million, -15%, -13% cc) sales growth volatility driven by timing of access and reimbursement decisions, as well as timing of prior year patient bolus in certain markets. The addressable market is now mainly incident patients, having launched in most major markets. Zolgensma is now approved in 45 countries.
Kesimpta (USD 289 million, +165%, +172% cc) showed strong sales growth mainly driven by US launch momentum. Kesimpta is a targeted B-cell therapy that can deliver powerful and sustained high efficacy, with a favorable safety and tolerability profile and the flexibility of an at home self-administration for a broad population of RMS patients. Kesimpta is now approved in 77 countries with more than 27,000 patients treated.
Mayzent (USD 94 million, +24%, +29% cc) sales grew in MS patients showing signs of progression despite being on other treatments. Mayzent is the first and only oral disease-modifying therapy studied and proven to delay disease progression in a broad SPMS patient population.
Aimovig (USD 50 million, ex-US, ex-Japan -11%, 0% cc) sales were stable (cc). Aimovig is reimbursed in 31 markets, and recently reached an agreement in Germany to broaden the reimbursed patient population based on the HER-MES trial. Aimovig has been prescribed to over 728,000 patients worldwide in the post-trial setting.

SOLID TUMORS
	Q3 2022	Q3 2021	% change	% change	9M 2022	9M 2021	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Solid Tumors
Tafinlar + Mekinist [1]	450	417	8	16	1 305	1 235	6	12

Kisqali	327	232	41	49	874	652	34	41

Votrient	118	142	-17	-11	371	438	-15	-10

Lutathera	132	120	10	15	343	360	-5	-1

Piqray	103	82	26	26	261	242	8	9

Tabrecta	36	24	50	51	97	63	54	54

Pluvicto	80		nm	nm	92		nm	nm

Other		1	nm	nm		1	nm	nm

Total Solid Tumors	1 246	1 018	22	29	3 343	2 991	12	17

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy nm = not meaningful
Tafinlar + Mekinist (USD 450 million, +8%, +16% cc) grew across all geographies, driven by demand in BRAF+ adjuvant melanoma and NSCLC indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market. Tafinlar + Mekinist remains the worldwide targeted therapy leader in BRAF+ melanoma.
Kisqali (USD 327 million, +41%, +49% cc) grew strongly across all geographies, based on increasing recognition of its overall survival and quality of life benefits in HR+/HER2- advanced breast cancer. It is the only CDK4/6 inhibitor with proven overall survival benefit across all three Phase III trials of the MONALEESA program with different endocrine therapy partners regardless of menopausal status, line of therapy or disease characteristics. Novartis is in US ANDA litigation with generic manufacturers.
Votrient (USD 118 million, -17%, -11% cc) declined due to increased competition, especially from immuno-oncology agents in metastatic renal cell carcinoma.
Lutathera (USD 132 million, +10%, +15% cc) saw strong growth across all geographies, with approximately 500 centers actively treating patients globally.
Piqray (USD 103 million, +26%, +26% cc) sales grew mainly in the US, benefiting from indication expansion into PIK3CA-related overgrowth spectrum (PROS). Piqray is the first and only therapy specifically developed for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, which is associated with a poor prognosis.
Tabrecta (USD 36 million, +50%, +51% cc) sales grew mainly in the US, as the first and only therapy approved by the FDA to specifically target metastatic NSCLC with a mutation that leads to MET exon 14 skipping (METex14).
Pluvicto (USD 80 million) launch progressing well, with more than 120 active centers ordering. Pluvicto is the first and only radioligand therapy approved by the FDA for the treatment of progressive, PSMA-positive metastatic castration-resistant prostate cancer.
HEMATOLOGY
	Q3 2022	Q3 2021	% change	% change	9M 2022	9M 2021	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Hematology
Promacta/Revolade	523	522	0	7	1 548	1 498	3	9

Tasigna	489	514	-5	2	1 448	1 552	-7	-2

Jakavi	386	426	-9	4	1 173	1 187	-1	9

Kymriah	134	146	-8	0	397	444	-11	-4

Adakveo	50	42	19	19	143	121	18	19

Scemblix	41		nm	nm	97		nm	nm

Other		1	nm	nm	1	1	nm	nm

Total Hematology	1 623	1 651	-2	7	4 807	4 803	0	7

nm = not meaningful

Promacta/Revolade (USD 523 million, 0%, +7% cc) growth was driven mainly by the US. Sales growth was driven by increased use in chronic immune thrombocytopenia and as first-line treatment for severe aplastic anemia.
Tasigna (USD 489 million, -5%, +2% cc) sales were stable (cc), with growth in the US and Emerging Growth Markets offset by declines in Europe and Japan.
Jakavi (USD 386 million, -9%, +4% cc) sales grew (cc) mainly in Emerging Growth Markets and Japan, driven by strong demand in both the myelofibrosis and polycythemia vera indications.
Kymriah (USD 134 million, -8%, 0% cc) sales were stable (cc) with growth in Emerging Growth Markets offset by declines in Europe and the US due to lower DLBCL demand in both geographies.
Adakveo (USD 50 million, +19%, +19% cc) continued to grow worldwide, reaching over 7,900 patients with vaso-occlusive crises caused by sickle cell disease to date.
Scemblix (USD 41 million) continued its strong launch uptake demonstrating the high unmet need in CML, particularly patients previously treated with 2 or more tyrosine kinase inhibitors, or with the T315I mutation. In August, Scemblix received approval in the EU.
Other promoted brands
	Q3 2022	Q3 2021	% change	% change	9M 2022	9M 2021	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Other Promoted Brands
Lucentis	455	556	-18	-7	1 476	1 652	-11	-2

Ultibro Group	108	137	-21	-10	366	436	-16	-7

Xiidra	109	108	1	1	342	334	2	2

Beovu	52	49	6	16	154	135	14	23

Other respiratory	19	16	19	49	58	37	57	84

Total Other Promoted Brands	743	866	-14	-4	2 396	2 594	-8	0

Lucentis (USD 455 million, -18%, -7% cc) sales declined in Europe and Japan due to biosimilar launches.
Ultibro Group (USD 108 million, -21%, -10% cc) sales declined mainly in Europe due to competition. Ultibro Group consists of Ultibro Breezhaler, Seebri Breezhaler and Onbrez Breezhaler.
Xiidra (USD 109 million, +1%, +1% cc) sales were in line with prior year. In the US, Novartis is in ANDA litigation with generic manufacturers.
Beovu (USD 52 million, +6%, +16% cc) sales grew in Europe, Emerging Growth Markets and Japan, partially offset by a decline in the US.

Established BRANDS
	Q3 2022	Q3 2021	% change	% change	9M 2022	9M 2021	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established Brands
Sandostatin	295	351	-16	-12	933	1 068	-13	-10

Galvus Group	212	272	-22	-12	650	814	-20	-11

Exforge Group	185	203	-9	0	584	704	-17	-12

Gleevec/Glivec	178	256	-30	-25	570	791	-28	-24

Diovan Group	160	180	-11	-2	510	584	-13	-6

Afinitor/Votubia	125	246	-49	-44	406	764	-47	-43

Exjade/Jadenu	68	134	-49	-44	262	434	-40	-35

Voltaren/Cataflam	86	94	-9	5	253	276	-8	1

Zortress/Certican	76	105	-28	-16	249	321	-22	-13

Neoral/Sandimmun(e)	74	92	-20	-9	236	279	-15	-8

Contract manufacturing	56		nm	nm	132		nm	nm

Other	876	1 028	-15	-7	2 730	3 235	-16	-10

Total Established Brands	2 391	2 961	-19	-12	7 515	9 270	-19	-13

nm = not meaningful
Sandostatin (USD 295 million, -16%, -12% cc) declined across most markets due to ongoing competitive pressure, including generic competition ex-US.
Galvus Group (USD 212 million, -22%, -12% cc) declined mainly in Europe and Japan.
Exforge Group (USD 185 million, -9%, 0% cc) sales were stable (cc) with decline in Europe and Japan offset by growth in Emerging Growth Markets.
Gleevec/Glivec (USD 178 million, -30%, -25% cc) declined due to increased generic competition.
Diovan Group (USD 160 million, -11%, -2% cc) declined mainly in Japan and Europe due to generic competition.
Afinitor/Votubia (USD 125 million, -49%, -44% cc) declined in the US and Europe driven by generic competition.
Exjade/Jadenu (USD 68 million, -49%, -44% cc) declined due to pressure from generic competition.
Voltaren/Cataflam (USD 86 million, -9%, +5% cc) sales grew (cc) in Emerging Growth Markets.
Zortress/Certican (USD 76 million, -28%, -16% cc) declined mainly in the US and Japan.
Neoral/Sandimmun(e) (USD 74 million, -20%, -9% cc) declined mainly in Japan and Europe.

Sandoz
	Q3 2022 USD m	Q3 2021 USD m	% change USD	% change cc	9M 2022 USD m	9M 2021 USD m	% change USD	% change cc

Net sales	2 244	2 402	-7	4	6 919	7 106	-3	6

Operating income	377	440	-14	-7	1 175	1 214	-3	3

As % of net sales	16.8	18.3			17.0	17.1

Core operating income	501	571	-12	-5	1 512	1 536	-2	5

As % of net sales	22.3	23.8			21.9	21.6

Third quarter
Net sales
Sandoz net sales were USD 2.2 billion (–7%, +4% cc) with volume contributing 10 percentage points to growth. Pricing had a negative impact of 6 percentage points.
Sales in Europe were USD 1.2 billion (–13%, +1% cc), in the US USD 435 million (-1%), in Asia / Africa / Australasia USD 403 million (+1%, +13% cc) and in Canada and Latin America USD 244 million (+9%, +15% cc).
Retail sales were USD 1.6 billion (–9%, +1% cc), growing across most geographies. Total Anti-Infectives sales were USD 283 million (+4%, +15% cc).
Global sales of Biopharmaceuticals (including contract manufacturing) grew to USD 533 million (+1%, +14% cc), growing across all geographies and partly benefiting from a one-time revenue deduction adjustment.
Operating income
Operating income was USD 377 million (-14%, -7% cc), with the decline mainly due to increased SG&A investments primarily for M&S, partly offset by higher sales. Operating income margin was 16.8% of net sales, decreasing 1.5 percentage points (-1.9 percentage points in cc).
Core adjustments were USD 124 million, broadly in line with prior year (USD 131 million).
Core operating income was USD 501 million (–12%, –5% cc), with the decline mainly due to increased M&S investments and lower divestments, partly offset by higher sales. Core operating margin was 22.3% of net sales, decreasing by 1.5 percentage points (-2.2 percentage points cc). Core gross margin as a percentage of sales decreased by 1.0 percentage points (cc), mainly due to higher inflation and input costs. Core R&D expenses as a percentage of net sales decreased by 0.8 percentage points (cc). Core SG&A expenses as a percentage of net sales increased by 1.1 percentage points (cc). Core other income and expense decreased the margin by 0.9 percentage points (cc), mainly due to lower divestments.
Nine months
Net sales
Sandoz net sales were USD 6.9 billion (–3%, +6% cc) with volume contributing 13 percentage points to growth. Pricing had a negative impact of 7 percentage points. Sales growth benefited from a strong cough and cold season and a return towards normal business dynamics in the first half of the year.
Sales in Europe were USD 3.6 billion (–7%, +5% cc), in the US USD 1.3 billion (-1%), in Asia / Africa / Australasia USD 1.2 billion (+1%, +10% cc) and in Canada and Latin America USD 744 million (+13%, +16% cc) driven by volume increases and tender wins.
Retail sales were USD 5.1 billion (-3%, +5% cc), growing across most geographies. Total Anti-Infectives sales were USD 828 million (+4%, +12% cc).
Global sales of Biopharmaceuticals grew to USD 1.6 billion (+1%, +11% cc), growing across all geographies.

Operating income
Operating income was USD 1.2 billion (-3%, +3% cc), mainly driven by higher sales, partly offset by higher SG&A investments, primarily for M&S. Operating income margin was 17.0% of net sales, decreasing by 0.1 percentage points (-0.4 percentage points in cc).
Core adjustments were USD 337 million, broadly in line with prior year (USD 322 million).
Core operating income was USD 1.5 billion (-2%, +5% cc), mainly driven by higher sales, partly offset by higher M&S investments. Core operating margin was 21.9% of net sales, increasing by 0.3 percentage points (-0.2 percentage points cc). Core gross margin as a percentage of sales is in line with prior year (cc), despite higher inflation and input costs. Core R&D expenses as a percentage of net sales decreased by 0.7 percentage points (cc). Core SG&A expenses increased by 0.6 percentage points (cc). Core other income and expense decreased the margin by 0.3 percentage points (cc).

Group Cash Flow and Balance Sheet
Cash Flow
Third quarter
Net cash flows from operating activities amounted to USD 4.7 billion, compared to USD 4.9 billion in the prior year quarter. This decrease was mainly due to lower net income adjusted for non-cash items and other adjustments, including divestment gains, which were partly offset by favorable hedging results.
Net cash inflows from investing activities from continuing operations amounted to USD 5.2 billion, compared to USD 1.2 billion net cash outflows in the prior year quarter.
The current year quarter cash inflows were mainly driven by net proceeds of USD 5.7 billion from the sale of marketable securities, commodities and time deposits. These cash inflows were mainly offset by USD 0.6 billion cash outflows for purchases of intangible assets and property, plant and equipment.
In the prior year quarter, net cash outflows used in investing activities from continuing operations of USD 1.2 billion were driven by USD 0.7 billion net purchases of marketable securities, commodities and time deposits; USD 0.4 billion for purchases of property, plant and equipment; and USD 0.2 billion for purchases of intangible assets. These cash outflows were partly offset by cash inflows of USD 0.1 billion proceeds from the sale of property, plant and equipment and intangible assets.
Net cash outflows used in financing activities from continuing operations amounted to USD 4.7 billion, compared to USD 1.5 billion in the prior year quarter.
The current year quarter cash outflows were mainly driven by USD 2.7 billion for net treasury share transactions; USD 1.5 billion for the repayment of a US dollar bond; USD 0.5 billion net decrease in current financial debts; and USD 0.1 billion payments for lease liabilities.
In the prior year quarter, net cash outflows used in financing activities from continuing operations of USD 1.5 billion were driven by USD 1.2 billion net decrease in current financial debts and USD 0.3 billion for net treasury share transactions.
Free cash flow amounted to USD 4.2 billion (–6% USD), compared to USD 4.4 billion in the prior year quarter, mainly due to lower operating income adjusted for non-cash items.
Nine months
Net cash flows from operating activities amounted to USD 10.1 billion, compared to USD 11.2 billion in the prior year period. This decrease was mainly due to unfavorable changes in working capital, lower dividends from associated companies (the prior year period included the USD 0.5 billion dividends received from our investment in Roche, which was divested in the fourth quarter of 2021), and lower net income adjusted for non-cash items and other adjustments, including divestment gains, which were partly offset by favorable hedging results.
Net cash inflows from investing activities amounted to USD 2.9 billion, compared to net cash outflows of USD 0.4 billion in the prior year period.
The current year period cash inflows were mainly driven by net proceeds of USD 5.6 billion from the sale of marketable securities, commodities and time deposits; USD 0.4 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were mainly offset by USD 1.2 billion for purchases of intangible assets; USD 0.8 billion for purchases of property, plant and equipment; and USD 0.9 billion for acquisitions and divestments of businesses, net (primarily the acquisition of Gyroscope Therapeutics Holdings plc for USD 0.8 billion).
In the prior year period, net cash outflows used in investing activities of USD 0.4 billion were driven by USD 1.1 billion for purchases of intangible assets (including the upfront payment to in-license tislelizumab from an affiliate of BeiGene, Ltd); USD 0.9 billion for purchases of property, plant and equipment; USD 0.2 billion for purchases of financial and other non-current assets; and USD 0.2 billion for acquisitions and divestments of businesses, net. These cash outflows were partly offset by USD 1.2 billion proceeds from the sale of intangible assets, financial assets and property, plant and equipment; and USD 0.8 billion net proceeds from the sale of marketable securities, commodities and time deposits.

Net cash outflows used in financing activities amounted to USD 16.6 billion, compared to USD 13.0 billion in the prior year period.
The current year period cash outflows were mainly driven by USD 7.5 billion for the dividend payment; USD 7.9 billion for net treasury share transactions; USD 2.5 billion in aggregate for the repayment of two US dollar bonds; and USD 0.2 billion payments for lease liabilities. These cash outflows were partly offset by cash inflows of USD 1.5 billion from the net increase in current financial debts and other net financing cash inflows of USD 0.1 billion.
In the prior year period, net cash outflows used in financing activities of USD 13.0 billion were driven by USD 7.4 billion for the dividend payment; USD 2.9 billion for net treasury share transactions; USD 1.2 billion net decrease in current financial debts; and USD 1.5 billion for the repayment of a bond denominated in euro (notional amount of EUR 1.25 billion) at maturity.
Free cash flow amounted to USD 8.4 billion (–18% USD), compared to USD 10.3 billion in the prior year period, mainly due to lower divestment proceeds, unfavorable changes in working capital, and the loss of Roche annual dividend (prior year USD 0.5 billion).
Balance sheet
Assets
Total non-current assets of USD 81.5 billion decreased by USD 4.6 billion compared to December 31, 2021.
Intangible assets other than goodwill decreased by USD 2.3 billion as additions (including the acquisition of Gyroscope Therapeutics Holdings plc) were more than offset by amortization, unfavorable currency translation adjustments and impairments. Goodwill decreased by USD 0.9 billion, mainly due to unfavorable currency translation adjustments.
Property, plant and equipment decreased by USD 1.2 billion as additions were more than offset by depreciation, unfavorable currency translation adjustments and impairments. Financial assets decreased by USD 0.7 billion, driven mainly by fair value losses on listed equity and fund investments.
These decreases were partly offset by an increase in other non-current assets of USD 1.0 billion driven by an increase in the prepaid post-employment benefit plans of USD 1.2 billion, resulting from actuarial gains primarily from changes in the discount rates used to calculate the actuarial defined benefit obligations, partly offset by actuarial losses from valuation impact on plan assets.
Right-of-use assets, investments in associated companies and deferred tax assets were broadly in line with December 31, 2021.
Total current assets of USD 37.0 billion at September 30, 2022, decreased by USD 8.8 billion compared to December 31, 2021.
Cash and cash equivalents, marketable securities, commodities, time deposits and derivative financial instruments decreased by USD 9.2 billion, mainly due to the dividend payment and the purchase of treasury shares, partially offset by the cash generated through operating activities.
Trade receivables increased by USD 0.4 billion and inventories, income tax receivables and other current assets were broadly in line with December 31, 2021.
Liabilities
Total non-current liabilities of USD 29.4 billion decreased by USD 4.4 billion compared to December 31, 2021.
Non-current financial debts decreased by USD 3.2 billion, mainly due to the reclassification of USD 2.3 billion from non-current to current financial debts of two EUR denominated bonds with notional amounts of EUR 750 million and EUR 1.25 billion maturing in 2023 and favorable currency translation adjustments of USD 0.9 billion.
Provisions and other non-current liabilities decreased by USD 0.7 billion, mainly driven by a decrease in defined benefit pension plans resulting from actuarial gains primarily from changes in the discount rates used to calculate the actuarial defined benefit obligations, partly offset by actuarial losses from valuation impact on plan assets.

Deferred tax liabilities decreased by USD 0.4 billion, whereas lease liabilities were broadly in line with December 31, 2021.
Total current liabilities of USD 28.2 billion decreased by USD 2.0 billion compared to December 31, 2021.
Provisions and other current liabilities decreased by USD 2.2 billion, mainly due to the decrease of the treasury share repurchase obligation by USD 2.8 billion, as at September 30, 2022, there was no requirement to recognize the liability, see Note 6.1 for further details, offset by an increase in restructuring provisions of USD 0.6 billion mainly from the implementation of the previously announced streamlined organizational model.
Current ﬁnancial debts and derivative financial instruments increased by USD 0.8 billion, mainly due to the reclassification from non-current to current financial debts of USD 2.3 billion and net additional financial debt of USD 1.5 billion, offset by the repayment of two US dollar bonds of USD 1.0 billion and USD 1.5 billion and favorable currency translation adjustments.
Trade payables decreased by USD 0.9 billion. Current income tax liabilities increased by USD 0.3 billion and current lease liabilities were broadly in line with December 31, 2021.
Equity
The Group`s equity decreased by USD 6.9 billion to USD 60.9 billion at September 30, 2022, compared to December 31, 2021.
This decrease was mainly due to the cash-dividend payment of USD 7.5 billion, purchase of treasury shares of USD 8.2 billion, and unfavorable currency translation differences of USD 2.1 billion. This was partially offset by the net income of USD 5.5 billion, decrease of the treasury share repurchase obligation of USD 2.8 billion (see Note 6.1 for further details), net actuarial gains of USD 1.8 billion and equity-based compensation of USD 0.7 billion.
Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 19.1 billion at September 30, 2022, compared to USD 28.3 billion at December 31, 2021. Total non-current and current ﬁnancial debts, including derivatives, amounted to USD 26.8 billion at September 30, 2022, compared to USD 29.2 billion at December 31, 2021.
The debt/equity ratio increased to 0.44:1 at September 30, 2022, compared to 0.43:1 at December 31, 2021. As of September 30, 2022, the net debt was USD 7.7 billion, compared to USD 0.9 billion at December 31, 2021.

Innovation Review
Benefiting from our continued focus on innovation, Novartis has one of the industry’s most innovative and inventive pipelines with 149 projects in clinical development. This has decreased from 165 projects in the prior year quarter, with an increased focus on higher value medicines.
Selected Innovative Medicines approvals: US, EU and Japan in Q3
Product	Active ingredient/ Descriptor	Indication	Region

Scemblix	asciminib	3L CML	EU - Aug

Kymriah	CD19 Cell Therapy	r/r follicular lymphoma	JP - Aug

Cosentyx	secukinumab	300mg auto-injector	JP - Sep

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Cosentyx	300mg auto-injector and pre-filled syringe	Q4 2020	Approved	Approved

Cosentyx	Hidradenitis suppurativa	Q3 2022	Q2 2022

Jakavi	Acute graft-versus-host disease (GvHD)		Approved	Q1 2021	– US filing by Incyte

	Chronic GvHD		Approved	Q1 2021	– US filing by Incyte

Pluvicto	Metastatic castration-resistant prostate cancer, post-taxane	Approved	Q4 2021		–EU/EEA CHMP positive opinion

VDT482 (tislelizumab)	2L Esophageal cancer (ESCC)	Q3 2021	Q1 2022		– FDA deferred action pending completion of required inspections

	NSCLC		Q1 2022

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Scemblix	1L Chronic myeloid leukemia	2025	3

ACZ885 (canakinumab)	Adjuvant NSCLC		3	– Ph3 CANOPY-A trial did not meet primary endpoint – Program will be discontinued

Aimovig	Migraine, pediatrics	≥2026	3

AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	2025	3

Beovu	Diabetic retinopathy	2025	3

CFZ533 (iscalimab)	Liver transplantation		2	– Less favorable benefit/risk profile compared to tacrolimus. – Program will be discontinued

	Sjögren's syndrome	≥2026	2

Coartem	Malaria, uncomplicated (<5 kg patients)	2024	3	– Submission will use the MAGHP procedure in Switzerland to facilitate rapid approval in developing countries

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Cosentyx	Giant cell arteritis	2025	3

	Lichen planus		2	– Primary endpoint at Wk16 not met – Program will be discontinued

	Lupus nephritis	≥2026	3

	Psoriatic arthritis (IV formulation)	2022	3

	Ankylosing spondylitis (IV formulation)	2023	3

JDQ443	Non-small cell lung cancer, 2/3L	2024	3

	Non-small cell lung cancer (combos)	≥2026	2

KAE609 (cipargamin)	Malaria, uncomplicated	≥2026	2

	Malaria, severe	≥2026	2

KAF156 (ganaplacide)	Malaria, uncomplicated	≥2026	2	– FDA Orphan Drug designation and FDA Fast Track designation granted for the ganaplacide-containing combination therapy

Kisqali + endocrine therapy	Hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) early breast cancer (adjuvant)	2023	3

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	≥2026	3

LMI070 (branaplam)	Huntington’s disease	≥2026	2	– FDA Orphan Drug designation – FDA Fast Track designation – Study update to be provided following assessment

LNA043	Osteoarthritis	≥2026	2	– FDA Fast Track designation

LNP023 (iptacopan)	Paroxysmal nocturnal hemoglobinuria	2023	3	– FDA, EU Orphan Drug designation – FDA Breakthrough Therapy designation – Ph3 APPLY-PNH trial met its two primary endpoints for superiority versus anti-C5 treatment

	IgA nephropathy	2023	3	– EU Orphan Drug designation

	C3 glomerulopathy	2023	3	– EU Orphan Drug designation – EU PRIME designation – FDA Rare Pediatric designation – China Breakthrough Therapy designation

	Membranous nephropathy	≥2026	2

	Atypical haemolytic uraemic syndrome	2025	3

LOU064 (remibrutinib)	Chronic spontaneous urticaria	2024	3

	Multiple sclerosis	≥2026	3	– Recruitment delay due to geopolitical situation

	Sjögren's syndrome	≥2026	2

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1st line in G2/3 tumors	2023	3

177Lu-NeoB	Multiple solid tumors	≥2026	1

LXE408	Visceral leishmaniasis	≥2026	2

MBG453 (sabatolimab)	Myelodysplastic syndrome	2024	3	– FDA Fast Track designation – EU Orphan Drug designation

	Unfit acute myeloid leukemia	≥2026	2

MIJ821	Depression	≥2026	2

NIS793	1L Pancreatic cancer	2025	3	– FDA Orphan Drug designation

Piqray	Triple negative breast cancer	≥2026	3

	Human epidermal growth factor receptor 2-positive (HER2+) advanced breast cancer	2025	3

	Ovarian cancer	2023	3

Pluvicto	Metastatic castration-resistant prostate cancer pre-taxane	2023	3

	Metastatic hormone sensitive prostate cancer	2024	3

PPY988 (GT005)	Geographic atrophy	≥2026	2	– Gyroscope acquisition

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

QBW251 (icenticaftor)	Chronic obstructive pulmonary disease		2	– Out-licensing planned

QGE031 (ligelizumab)	Food allergy	2025	3

SAF312 (libvatrep)	Chronic ocular surface pain	≥2026	2

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2025	3	– FDA Fast Track designation – China Breakthrough Therapy designation

UNR844	Presbyopia		2	– Ph2 study did not meet primary endpoint – Program will be discontinued

VAY736 (ianalumab)	Auto-immune hepatitis	≥2026	2

	Sjögren’s syndrome	≥2026	3	– FDA Fast Track designation – Ph3 NEPTUNUS-1 and -2 initiated

	Lupus Nephritis	≥2026	3	– Ph3 SIRIUS-LN initiated

	Systemic lupus erythematosus	≥2026	2

VDT482 (tislelizumab)	1L Nasopharyngeal carcinoma	2023	3	– FDA Orphan designation – No US submission planned, first submission will be in EU in 2023

	1L Gastric cancer	2023	3

	1L ESCC	2023	3

	Localized ESCC	2023	3

	1L Hepatocellular carcinoma	2023	3	– Ph3 met primary endpoint

	1L Small cell lung cancer	2024	3

	1L Urothelial cell carcinoma	≥2026	3

	Adj/Neo adj. NSCLC	≥2026	3

VPM087 (gevokizumab)	Colorectal cancer, 1st line	≥2026	1

Xolair	Food allergy	2023	3

YTB323	2L Diffuse large B-cell lymphoma	2025	3	– Ph3 initiation and submission plans being updated

Selected Sandoz approvals and pipeline projects
Project/ Compound	Potential indication/ Disease area	News update

GP2411 (denosumab)	Osteoporosis (same as originator)	– In Ph3

SOK583 (aflibercept)	Ophthalmology (same as originator)	– In Ph3

Insulin glargine, lispro, aspart	Diabetes	– Collaboration with Gan & Lee

Natalizumab	Multiple sclerosis and Crohn’s disease	– Collaboration Polpharma Biologics – In registration

Trastuzumab	HER2-positive cancer tumors	– Collaboration EirGenix – In registration

Bevacizumab	Solid tumors	– Collaboration Bio-Thera Solutions – In registration

Condensed Interim Consolidated Financial Statements

Consolidated income statements
Third quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q3 2022	Q3 2021

Net sales to third parties	11	12 543	13 030

Other revenues	11	299	337

Cost of goods sold		-3 806	-3 938

Gross profit		9 036	9 429

Selling, general and administration		-3 413	-3 618

Research and development		-2 736	-2 380

Other income		104	373

Other expense		-823	-571

Operating income		2 168	3 233

(Loss)/income from associated companies	3	-4	223

Interest expense		-215	-202

Other financial income and expense		-30	-24

Income before taxes		1 919	3 230

Income taxes		-344	-472

Net income		1 575	2 758

Attributable to:
Shareholders of Novartis AG		1 573	2 758

Non-controlling interests		2	0

Weighted average number of shares outstanding – Basic (million)		2 167	2 237

Basic earnings per share (USD) [1]		0.73	1.23

Weighted average number of shares outstanding – Diluted (million)		2 180	2 254

Diluted earnings per share (USD) [1]		0.72	1.22

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements
Nine months to September 30 (unaudited)
(USD millions unless indicated otherwise)	Note	9M 2022	9M 2021

Net sales to third parties	11	37 855	38 397

Other revenues	11	886	958

Cost of goods sold		-11 413	-11 891

Gross profit		27 328	27 464

Selling, general and administration		-10 506	-10 901

Research and development		-7 554	-7 131

Other income		633	1 481

Other expense		-2 653	-1 786

Operating income		7 248	9 127

(Loss)/Income from associated companies	3	-6	718

Interest expense		-618	-605

Other financial income and expense		6	-54

Income before taxes		6 630	9 186

Income taxes		-1 141	-1 474

Net income		5 489	7 712

Attributable to:
Shareholders of Novartis AG		5 489	7 713

Non-controlling interests		0	-1

Weighted average number of shares outstanding – Basic (million)		2 196	2 244

Basic earnings per share (USD) [1]		2.50	3.44

Weighted average number of shares outstanding – Diluted (million)		2 210	2 261

Diluted earnings per share (USD) [1]		2.48	3.41

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income
Third quarter (unaudited)
(USD millions)	Q3 2022	Q3 2021

Net income	1 575	2 758

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Novartis share of other comprehensive income recognized by associated companies, net of taxes		114

Net investment hedge, net of taxes	89	55

Currency translation effects, net of taxes	-818	-513

Total of items that are or may be recycled	-729	-344

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes	-525	129

Fair value adjustments on equity securities, net of taxes	40	16

Total of items that will never be recycled	-485	145

Total comprehensive income	361	2 559

Attributable to:
Shareholders of Novartis AG	363	2 559

Non-controlling interests	-2	0

Nine months to September 30 (unaudited)
(USD millions)	9M 2022	9M 2021

Net income	5 489	7 712

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Novartis share of other comprehensive income recognized by associated companies, net of taxes		43

Net investment hedge, net of taxes	209	127

Currency translation effects, net of taxes	-2 102	-2 063

Total of items that are or may be recycled	-1 893	-1 893

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes	1 817	1 803

Fair value adjustments on equity securities, net of taxes	-285	242

Total of items that will never be recycled	1 532	2 045

Total comprehensive income	5 128	7 864

Attributable to:
Shareholders of Novartis AG	5 136	7 868

Non-controlling interests	-8	-4

Consolidated balance sheets
(USD millions)	Note	Sep 30, 2022 (unaudited)	Dec 31, 2021 (audited)

Assets
Non-current assets
Property, plant and equipment	11	10 315	11 545

Right-of-use assets		1 416	1 561

Goodwill	11	28 668	29 595

Intangible assets other than goodwill	11	31 888	34 182

Investments in associated companies		144	205

Deferred tax assets		3 538	3 743

Financial assets		2 347	3 036

Other non-current assets	4	3 194	2 210

Total non-current assets		81 510	86 077

Current assets
Inventories		6 779	6 666

Trade receivables		8 422	8 005

Income tax receivables		258	278

Marketable securities, commodities, time deposits and derivative financial instruments		10 377	15 922

Cash and cash equivalents		8 726	12 407

Other current assets		2 392	2 440

Total current assets		36 954	45 718

Total assets		118 464	131 795

Equity and liabilities
Equity
Share capital		890	901

Treasury shares		-70	-48

Reserves		60 000	66 802

Equity attributable to Novartis AG shareholders		60 820	67 655

Non-controlling interests		78	167

Total equity		60 898	67 822

Liabilities
Non-current liabilities
Financial debts		19 732	22 902

Lease liabilities		1 503	1 621

Deferred tax liabilities		2 719	3 070

Provisions and other non-current liabilities		5 452	6 172

Total non-current liabilities		29 406	33 765

Current liabilities
Trade payables		4 693	5 553

Financial debts and derivative financial instruments	5	7 055	6 295

Lease liabilities		248	275

Current income tax liabilities		2 689	2 415

Provisions and other current liabilities		13 475	15 670

Total current liabilities		28 160	30 208

Total liabilities		57 566	63 973

Total equity and liabilities		118 464	131 795

Consolidated statements of changes in equity
Third quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2022		890	-60	65 432	-3 337	62 925	81	63 006

Net income				1 573		1 573	2	1 575

Other comprehensive income					-1 210	-1 210	-4	-1 214

Total comprehensive income				1 573	-1 210	363	-2	361

Purchase of treasury shares			-11	-2 702		-2 713		-2 713

Exercise of options and employee transactions				-2		-2		-2

Equity-based compensation			1	213		214		214

Taxes on treasury share transactions				1		1		1

Changes in non-controlling interests							-1	-1

Fair value adjustments on financial assets sold				-4	4

Other movements	6.3			32		32		32

Total of other equity movements			-10	-2 462	4	-2 468	-1	-2 469

Total equity at September 30, 2022		890	-70	64 543	-4 543	60 820	78	60 898

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2021		913	-65	54 400	-1 206	54 042	86	54 128

Net income				2 758		2 758		2 758

Other comprehensive income				114	-313	-199		-199

Total comprehensive income				2 872	-313	2 559		2 559

Purchase of treasury shares			0	-9		-9		-9

Reduction of share capital		-12	18	-6

Equity-based compensation			0	161		161		161

Transaction costs, net of taxes	6.2			10		10		10

Changes in non-controlling interests							-1	-1

Fair value adjustments on financial assets sold				1	-1

Impact of change in ownership of consolidated entities				-2	0	-2	81	79

Other movements	6.3			10		10		10

Total of other equity movements		-12	18	165	-1	170	80	250

Total equity at September 30, 2021		901	-47	57 437	-1 520	56 771	166	56 937

Consolidated statements of changes in equity
Nine months to September 30 (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2022		901	-48	70 989	-4 187	67 655	167	67 822

Net income				5 489		5 489	0	5 489

Other comprehensive income					-353	-353	-8	-361

Total comprehensive income				5 489	-353	5 136	-8	5 128

Dividends				-7 506		-7 506		-7 506

Purchase of treasury shares			-44	-8 159		-8 203		-8 203

Reduction of share capital		-11	15	-4

Exercise of options and employee transactions			1	88		89		89

Equity-based compensation			6	645		651		651

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	5		5		5

Taxes on treasury share transactions				12		12		12

Decrease of treasury share repurchase obligation under a share buyback trading plan	6.1			2 809		2 809		2 809

Changes in non-controlling interests							-81	-81

Fair value adjustments on financial assets sold				3	-3

Other movements	6.3			172		172		172

Total of other equity movements		-11	-22	-11 935	-3	-11 971	-81	-12 052

Total equity at September 30, 2022		890	-70	64 543	-4 543	60 820	78	60 898

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2021		913	-53	57 157	-1 419	56 598	68	56 666

Net income				7 713		7 713	-1	7 712

Other comprehensive income				43	112	155	-3	152

Total comprehensive income				7 756	112	7 868	-4	7 864

Dividends				-7 368		-7 368		-7 368

Purchase of treasury shares			-17	-2 678		-2 695		-2 695

Reduction of share capital		-12	18	-6

Exercise of options and employee transactions			0	39		39		39

Equity-based compensation			5	493		498		498

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	17		17		17

Decrease of treasury share repurchase obligation under a share buyback trading plan	6.1			1 769		1 769		1 769

Transaction costs, net of taxes	6.2			10		10		10

Changes in non-controlling interests							-1	-1

Fair value adjustments on financial assets sold				210	-210

Fair value adjustments related to divestments				3	-3

Impact of change in ownership of consolidated entities				-2	0	-2	103	101

Other movements	6.3			37		37		37

Total of other equity movements		-12	6	-7 476	-213	-7 695	102	-7 593

Total equity at September 30, 2021		901	-47	57 437	-1 520	56 771	166	56 937

Consolidated statements of cash flows
Third quarter (unaudited)
(USD millions)	Note	Q3 2022	Q3 2021

Net income		1 575	2 758

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	8.1	3 172	2 376

Interest received		83	2

Interest paid		-167	-157

Other financial receipts		89

Other financial payments		18	6

Income taxes paid		-320	-315

Net cash flows from operating activities before working capital and provision changes		4 450	4 670

Payments out of provisions and other net cash movements in non-current liabilities		-206	-154

Change in net current assets and other operating cash flow items	8.2	477	409

Net cash flows from operating activities		4 721	4 925

Purchases of property, plant and equipment		-287	-351

Proceeds from sale of property, plant and equipment		18	81

Purchases of intangible assets		-295	-188

Proceeds from sale of intangible assets		4	35

Purchases of financial assets		-17	-46

Proceeds from sale of financial assets		26	-20

Purchases of other non-current assets		-1	-14

Proceeds from sale of other non-current assets			1

Divestments and acquisitions of interests in associated companies, net		-2	-2

Acquisitions and divestments of businesses, net	8.3	10	-15

Purchases of marketable securities, commodities and time deposits		-6 693	-741

Proceeds from sale of marketable securities, commodities and time deposits		12 435	22

Net cash flows from/(used in) investing activities from continuing operations		5 198	-1 238

Net cash flows from investing activities from discontinued operations			6

Net cash flows from/(used in) investing activities		5 198	-1 232

Acquisitions of treasury shares		-2 718	-284

Increase in non-current financial debts		8

Repayments of the current portion of non-current financial debts		-1 500

Change in current financial debts		-458	-1 182

Payments of lease liabilities		-72	-78

Impact of change in ownership of consolidated entities			-4

Other financing cash flows, net		2	0

Net cash flows used in financing activities from continuing operations		-4 738	-1 548

Net cash flows from financing activities from discontinued operations			14

Net cash flows used in financing activities		-4 738	-1 534

Net change in cash and cash equivalents before effect of exchange rate changes		5 181	2 159

Effect of exchange rate changes on cash and cash equivalents		-80	-65

Net change in cash and cash equivalents		5 101	2 094

Cash and cash equivalents at July 1		3 625	5 117

Cash and cash equivalents at September 30		8 726	7 211

Consolidated statements of cash flows
Nine months to September 30 (unaudited)
(USD millions)	Note	9M 2022	9M 2021

Net income		5 489	7 712

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	8.1	8 586	6 642

Dividends received from associated companies and others		1	523

Interest received		121	8

Interest paid		-475	-458

Other financial receipts		89

Other financial payments		-25	-316

Income taxes paid		-1 559	-1 459

Net cash flows from operating activities before working capital and provision changes		12 227	12 652

Payments out of provisions and other net cash movements in non-current liabilities		-514	-530

Change in net current assets and other operating cash flow items	8.2	-1 588	-935

Net cash flows from operating activities		10 125	11 187

Purchases of property, plant and equipment		-801	-918

Proceeds from sale of property, plant and equipment		64	166

Purchases of intangible assets		-1 223	-1 076

Proceeds from sale of intangible assets		197	664

Purchases of financial assets		-90	-124

Proceeds from sale of financial assets		122	408

Purchases of other non-current assets		-1	-56

Proceeds from sale of other non-current assets			4

Divestments and acquisitions of interests in associated companies, net		-22	-6

Acquisitions and divestments of businesses, net	8.3	-870	-224

Purchases of marketable securities, commodities and time deposits		-24 147	-836

Proceeds from sale of marketable securities, commodities and time deposits		29 706	1 643

Net cash flows from/(used in) investing activities from continuing operations		2 935	-355

Net cash flows from/(used in) investing activities		2 935	-355

Dividends paid to shareholders of Novartis AG		-7 506	-7 368

Acquisitions of treasury shares		-7 974	-2 909

Proceeds from exercised options and other treasury share transactions, net		100	53

Increase in non-current financial debts		14

Repayments of the current portion of non-current financial debts		-2 575	-1 466

Change in current financial debts		1 497	-1 174

Payments of lease liabilities		-223	-236

Impact of change in ownership of consolidated entities			-4

Other financing cash flows, net		99	91

Net cash flows used in financing activities from continuing operations		-16 568	-13 013

Net cash flows used in financing activities		-16 568	-13 013

Net change in cash and cash equivalents before effect of exchange rate changes		-3 508	-2 181

Effect of exchange rate changes on cash and cash equivalents		-173	-266

Net change in cash and cash equivalents		-3 681	-2 447

Cash and cash equivalents at January 1		12 407	9 658

Cash and cash equivalents at September 30		8 726	7 211

Notes to the Condensed Interim Consolidated Financial Statements for the three-month and nine-month period ended September 30, 2022 (unaudited)

1. Basis of preparation
These Condensed Interim Consolidated Financial Statements for the three-month and nine-month interim period ended September 30, 2022, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2021 Annual Report published on February 2, 2022.
2. Selected critical accounting policies
The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2021 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The preparation of interim financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are continually monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2021 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.
The Group’s activities are not subject to significant seasonal fluctuations.
Transaction costs of an equity transaction
Transaction costs directly attributable to the potential distribution (spin-off) of Sandoz to the Novartis shareholders by way of a dividend in kind, and that would otherwise have been avoided, are to be recorded as a deduction from equity. Prior to the distribution date (spin-off), these transaction costs are recorded as prepaid expenses in the consolidated balance sheet. At the distribution date (spin-off), these transaction costs are reclassified to equity in retained earnings. If the distribution (spin-off) does not occur, the costs will be recorded as “Other expense” in the consolidated income statement.

3. Significant transactions
The Group applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant transactions in 2022
Innovative Medicines – acquisition of Gyroscope Therapeutics Holdings plc
On December 22, 2021, Novartis entered into an agreement to acquire Gyroscope Therapeutics Holdings plc (Gyroscope), a UK-based ocular gene therapy company. Gyroscope focuses on the discovery and development of gene therapy treatments for retinal indications. The purchase price consisted of a cash payment of USD 0.8 billion, subject to certain purchase price adjustments, and potential additional milestone payments of up to USD 0.7 billion, upon achievement of specified milestones. The acquisition closed on February 17, 2022.
The fair value of the total purchase consideration was USD 1.0 billion. The amount consisted of an upfront payment of USD 0.8 billion (including customary purchase price adjustments) and the fair value of contingent consideration of USD 0.2 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 0.9 billion, consisting primarily of intangible assets of approximately USD 1.1 billion and net deferred tax liabilities of approximately USD 0.2 billion. Goodwill amounted to approximately USD 0.1 billion.
The results of operations since the date of acquisition are not material.
Significant transactions in 2021
Sandoz – acquisition of GSK’s cephalosporin antibiotics business
On February 10, 2021, Sandoz entered into an agreement with certain subsidiaries of GlaxoSmithKline plc (GSK) for the acquisition of the GSK’s cephalosporin antibiotics business.
Under the agreement, Sandoz acquired the global rights to three established brands (Zinnat®, Zinacef® and Fortum®) in more than 100 markets. It excluded the rights in the US, Australia and Germany to certain of those brands, which were previously divested by GSK, and the rights in India, Pakistan, Egypt, Japan (to certain of the brands) and China, which will be retained by GSK. The transaction closed on October 8, 2021.
The purchase price consisted of a USD 350 million upfront payment paid at closing and potential milestone payments up to USD 150 million, which GSK will be eligible to receive upon the achievement of certain annual sales milestones for the portfolio.
The fair value of the total purchase consideration was USD 415 million. The amount consisted of a payment of USD 351 million, including purchase price adjustments, and the fair value of contingent consideration of USD 64 million, which GSK is eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 308 million, consisting of USD 292 million intangible assets and USD 16 million deferred tax assets. Goodwill amounted to USD 107 million.
The 2021 results of operations since the date of acquisition were not material.
Corporate – divestment of the investment in Roche Holding AG
On November 3, 2021, Novartis entered into a Share Repurchase Agreement with Roche Holding AG under which Novartis agreed to sell 53.3 million (approximately 33.3%) bearer shares of Roche Holding AG voting shares in a bilateral transaction to Roche Holding AG for a total consideration of USD 20.7 billion. As a result, Novartis discontinued the use of equity method accounting starting from November 3, 2021.
The transaction closed on December 6, 2021. In the fourth quarter of 2021, Novartis realized a gain of USD 14.6 billion, recorded in income from associated companies.
4. Other non-current assets
(USD millions)	Sep 30, 2022	Dec 31, 2021

Deferred compensation plans	410	520

Prepaid post-employment benefit plans	2 566	1 415

Other non-current assets	218	275

Total other non-current assets	3 194	2 210

5. Financial debt
In the second quarter of 2022, Novartis repaid the 2.4% coupon bond with a notional amount of USD 1.0 billion issued in 2017 by Novartis Capital Corporation, New York, United States, in advance of its maturity date at no additional cost. In the third quarter of 2022, Novartis repaid the 2.4% coupon bond with a notional amount of USD 1.5 billion issued in 2012 by Novartis Capital Corporation, New York, United States, in accordance with its terms.
During the third quarter of 2022, Novartis closed the interest-bearing accounts of employees payable on demand, and paid out USD 0.9 billion to the respective beneficiaries on October 3, 2022. Net cash outflows from interest-bearing accounts of employees payable on demand amounted to USD 0.5 billion in the third quarter of 2022 (Q3 2021: USD 0.1 billion) and to USD 0.7 billion in the nine month of 2022 (9M 2021: USD 22 million), which are reported within the line change in current financial debts in the consolidated statements of cash flows.
6. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2022	2021	9M 2022	9M 2021

Balance at beginning of year		2 234.9	2 256.8	67 655	56 598

Shares acquired to be canceled		-94.2	-28.2	-8 085	-2 558

Other share purchases		-1.3	-1.4	-118	-137

Exercise of options and employee transactions		1.9	0.6	89	39

Equity-based compensation		9.7	9.2	651	498

Shares delivered to Alcon employees as a result of the Alcon spin-off		0.0	0.1	5	17

Taxes on treasury share transactions				12

Decrease of treasury share repurchase obligation under a share buyback trading plan	6.1			2 809	1 769

Dividends				-7 506	-7 368

Net income of the period attributable to shareholders of Novartis AG				5 489	7 713

Other comprehensive income attributable to shareholders of Novartis AG				-353	155

Transaction costs, net of taxes	6.2				10

Impact of change in ownership of consolidated entities					-2

Other movements	6.3			172	37

Balance at September 30		2 151.0	2 237.1	60 820	56 771

6.1. In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. The arrangement was updated in July 2022. Novartis is able to cancel this arrangement but would be subject to a 90-day waiting period under certain conditions. As of September 30, 2022, these waiting period conditions are not applicable and as a result, there was no requirement to record a current liability under this arrangement as of September 30, 2022.
6.2. Transaction costs, that were directly attributable to the distribution (spin-off) of Alcon Inc. to Novartis AG shareholders and that would otherwise have been avoided, were recorded to equity.
6.3. Other movements include, for subsidiaries in hyperinflationary economies, the impact of the restatement of the equity balances of the current year as well as restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period. See Note 7 for additional disclosures.

7. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of September 30, 2022, and December 31, 2021. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2021 Annual Report, published on February 2, 2022.

	Level 1		Level 2		Level 3		Total

(USD millions)	Sep 30, 2022	Dec 31, 2021	Sep 30, 2022	Dec 31, 2021	Sep 30, 2022	Dec 31, 2021	Sep 30, 2022	Dec 31, 2021

Financial assets
Cash and cash equivalents
Debt securities		2 010						2 010

Total cash and cash equivalents at fair value		2 010						2 010

Marketable securities
Debt securities		2 719	8	22			8	2 741

Derivative financial instruments			93	105			93	105

Total marketable securities and derivative financial instruments at fair value		2 719	101	127			101	2 846

Current contingent consideration receivables					44		44

Long-term financial investments
Debt and equity securities	558	1 080	10		600	617	1 168	1 697

Fund investments	18	28			235	338	253	366

Non-current contingent consideration receivables					619	641	619	641

Total long-term financial investments at fair value	576	1 108	10		1 454	1 596	2 040	2 704

Associated companies at fair value through profit or loss					131	192	131	192

Financial liabilities
Current contingent consideration liabilities					-83	-119	-83	-119

Derivative financial instruments			-99	-68			-99	-68

Total current financial liabilities at fair value			-99	-68	-83	-119	-182	-187

Non-current contingent consideration liabilities					-1 013	-956	-1 013	-956

Other financial liabilities					-218	-19	-218	-19

Total non-current financial liabilities at fair value					-1 231	-975	-1 231	-975

During the third quarter of 2022, there was one transfer of equity securities from level 3 to level 1 for USD 44 million due to an initial Public Offering.
The fair value of straight bonds amounted to USD 19.5 billion at September 30, 2022 (USD 27.1 billion at December 31, 2021) compared to the carrying amount of USD 21.7 billion at September 30, 2022 (USD 25.3 billion at December 31, 2021). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The carrying amount of financial assets included in the line total long-term financial investments of USD 2.0 billion at September 30, 2022 (USD 2.7 billion at December 31, 2021) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities and other financial liabilities included in the line total non-current financial liabilities at fair value of USD 1.2 billion at September 30, 2022 (USD 1.0 billion at December 31, 2021) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheet.
Foreign currency exchange rate risk
Subsidiaries whose functional currencies have experienced a cumulative inflation rate of more than 100% over the past three years apply the rules of IAS 29 “Financial reporting in Hyperinflationary Economies.” The hyperinflationary economies in which Novartis operates are Argentina, Venezuela and Turkey. Venezuela and Argentina were hyperinflationary for all periods presented, and Turkey became hyperinflationary effective May 1, 2022, requiring retroactive implementation of hyperinflation accounting as of January 1, 2022. The impacts of applying IAS 29 were not significant in all periods presented.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.
8. Details to the consolidated statements of cash flows
8.1. Non-cash items
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q3 2022	Q3 2021

Depreciation, amortization and impairments on:
Property, plant and equipment	349	316

Right-of-use assets	72	78

Intangible assets	1 605	1 059

Financial assets [1]	89	-8

Change in provisions and other non-current liabilities	260	380

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-13	-97

Equity-settled compensation expense	219	173

Loss/(income) from associated companies	4	-223

Income taxes	344	472

Net financial expense	245	226

Other	-2

Total	3 172	2 376

[1] Includes fair value adjustments
(USD millions)	9M 2022	9M 2021

Depreciation, amortization and impairments on:
Property, plant and equipment	1 170	1 049

Right-of-use assets	226	238

Intangible assets	3 837	3 307

Financial assets [1]	288	-50

Change in provisions and other non-current liabilities	895	796

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-205	-654

Equity-settled compensation expense	626	541

Loss/(income) from associated companies	6	-718

Income taxes	1 141	1 474

Net financial expense	612	659

Other	-10

Total	8 586	6 642

[1] Includes fair value adjustments
In the third quarter of 2022, there were USD 325 million (Q3 2021: nil) additions to intangible assets with deferred payments and USD 65 million (Q3 2021: USD 82 million) additions to right-of-use assets were recognized.
In the nine-month period of 2022, other than through business combinations, there were USD 644 million (9M 2021: nil) additions to intangible assets with deferred payments and USD 187 million (9M 2021: USD 221 million) additions to right-of-use assets were recognized.

8.2. Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities
(USD millions)	Q3 2022	Q3 2021	9M 2022	9M 2021

(Increase)/decrease in inventories	-182	98	-801	-84

Increase in trade receivables	-143	-171	-1 052	-565

Decrease in trade payables	-118	-98	-250	-573

Change in other current and non-current assets	95	-63	-198	-453

Change in other current liabilities	825	643	713	740

Total	477	409	-1 588	-935

8.3. Cash flows arising from acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses. The most significant transactions are described in Note 3.
(USD millions)	Q3 2022	Q3 2021	9M 2022	9M 2021

Net assets recognized as a result of acquisitions of businesses	9	-91	-1 077	-320

Fair value of previously held equity interests	-2	22	22	42

Contingent consideration payable, net	-7		205	0

Payments, deferred consideration and other adjustments, net		5	-13	3

Cash flows used for acquisitions of businesses	0	-64	-863	-275

Cash flows from/(used for) divestments of businesses, net [1]	10	49	-7	51

Cash flows from/(used for) acquisitions and divestments of businesses, net	10	-15	-870	-224

[1] In the first nine months of 2022, USD 7 million net cash outflows (Q3 2022: USD 10 million net cash inflows) from divestments of businesses included USD 20 million (Q3 2022: nil) reduction to cash and cash equivalents due to the derecognized cash and cash equivalents following a loss of control of a company upon expiry of an option to purchase the company, partly offset by net cash inflows of USD 13 million (Q3 2022: USD 10 million) from business divestments in the current year period and in prior years.

     In the first nine months of 2022, the net identifiable assets of divested businesses amounted to USD 140 million (Q3 2022: nil), comprised of non-current assets of USD 118 million (Q3 2022: nil), current assets of USD 65 million (Q3 2022: nil), including USD 29 million (Q3 2022: nil) cash and cash equivalents and of non-current and current liabilities of USD 43 million (Q3 2022: nil). The deferred sale price receivable and other adjustments amounted to USD 22 million (Q3 2022: USD 3 million net reduction).

     In the first nine months of 2021 the USD 51 million (Q3 2021: USD 49 million) included USD 37 million (Q3 2021: USD 35 million) net cash inflows from divestments in previous years, and a USD 14 million (Q3 2021: USD 14 million) net cash inflow from a business divestment in 2021, comprised of intangible assets.

Notes 3 and 9 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

9. Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	9M 2022	9M 2021

Property, plant and equipment	13

Right-of-use assets	12

Acquired research and development	1 213	260

Scientific infrastructure		98

Deferred tax assets	53	12

Trade receivables and financial and other current assets	5	1

Cash and cash equivalents	88	10

Deferred tax liabilities	-301	-70

Current and non-current financial debts		-1

Current and non-current lease liabilities	-12

Trade payables and other liabilities	-68	-3

Net identifiable assets acquired	1 003	307

Acquired cash and cash equivalents	-88	-10

Non-controlling interests		-105

Goodwill	162	128

Net assets recognized as a result of acquisitions of businesses	1 077	320

Note 3 details significant acquisitions of businesses, specifically, the acquisition of Gyroscope in the first quarter of 2022. There were no significant acquisitions of businesses in the nine-month period of 2021. The goodwill arising out of the Gyroscope acquisition is mainly attributable to the accounting for deferred tax liabilities on acquired assets and the assembled workforce. The goodwill for the nine-month period of 2021 acquisition relates to buyer specific synergies and the assembled workforce. In the nine-month period of 2022, no goodwill (9M 2021: nil) is tax deductible.
10. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2021 Annual Report and 2021 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 24, 2022, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2021 Annual Report and 2021 Form 20-F.
Investigations and related litigations
Southern District of New York (S.D.N.Y.) Gilenya marketing practices investigation and litigation
In 2013, Novartis Pharmaceuticals Corporation (NPC) received a civil investigative demand from the United States Attorney’s Office for the S.D.N.Y. requesting the production of documents and information relating to marketing practices for Gilenya, including the remuneration of healthcare providers in connection therewith. In 2017, the S.D.N.Y. and New York State declined to intervene in claims raised by an individual relator in a qui tam complaint. In 2022, NPC’s motion to dismiss the individual relator’s complaint was granted; however, such action could be appealed. In the event of an appeal, the claims will be vigorously contested.
Swiss and EU investigation
In September 2022, the Swiss Competition Commission (COMCO) initiated an investigation of Novartis acquisition of certain patents from Genentech in April 2020 and their subsequent enforcement against Eli Lilly and other parties, allegedly in an attempt to protect Cosentyx from competing products. COMCO is investigating whether enforcement of the patents violates the Swiss Cartel Act. The European Commission also requested information from Novartis regarding this matter. Novartis is cooperating with the authorities and will vigorously contest these allegations.
340B Drug Pricing Program investigation
In February 2021, NPC received a civil investigative subpoena from the Office of the Attorney General of the State of Vermont. The subpoena requests the production of documents and information concerning NPC’s participation in the 340B Drug Pricing Program in Vermont. NPC provided documents and information to the Office of the Attorney General. In May 2021, NPC received a notification from the US Health Resources and Services Administration (HRSA) which stated that HRSA believes NPC’s contract pharmacy policy violates the 340B statute and threatened potential enforcement action. NPC subsequently sued HRSA in the U.S. District Court (“USDC”) for the District of Columbia to challenge HRSA’s determination and to enjoin HRSA from taking action with respect to NPC’s contract pharmacy policy. HRSA then referred the matter regarding NPC’s contract pharmacy policy to OIG, which could result in the imposition of civil monetary penalties on NPC. In November 2021, the USDC issued a decision rejecting HRSA’s interpretation of the 340B statute, vacated the violation notification and remanded the matter to HRSA. HRSA has filed an appeal. In December 2021, Emory University Hospital Midtown filed an Administrative Dispute Resolution Proceeding (ADR) against NPC, seeking the return of alleged overcharges resulting from NPC’s contract pharmacy policy. The parties are awaiting assignment to an ADR panel.
Greece Investigation
The Greek authorities are investigating legacy allegations of potentially inappropriate economic benefits to HCPs, government officials and others in Greece. These authorities include the Greek Coordinating Body for Inspection and Control, and the Greek Body of Prosecution of Financial Crime (SDOE), from which the Company received a summons in 2018 and 2020. Novartis has cooperated in these investigations. In 2021, SDOE imposed on Novartis Hellas a fine equivalent to approximately USD 1.2 million, which Novartis Hellas has appealed. In 2022, the Greek State served a civil lawsuit on Novartis Hellas, seeking approximately USD 225 million for moral damages allegedly arising from the conduct that was the subject of the Company’s 2020 settlement with the US Department of Justice regarding allegations of inappropriate economic benefits in Greece that was disclosed in the 2020 Annual Report and 2020 Form 20-F. The claims are being vigorously contested.
Product liability litigation
Taxotere® (docetaxel)
Sandoz is a defendant in more than 3 000 US product liability actions involving Taxotere® (docetaxel), an oncology product, many of which have been transferred to a multidistrict litigation in the Eastern District of Louisiana. The complaints allege misleading marketing and that Sanofi, as innovator, and several 505(b)(2) NDA holders (including Sandoz) failed to warn of the risk of permanent alopecia/hair loss. In 2022, a new multidistrict litigation was created in the Eastern District of Louisiana for claims related to alleged eye injuries. The claims are being vigorously contested.
Other matters
Average Wholesale Price (AWP) litigation
Lawsuits have been brought, the latest in February 2016, by various US state governmental entities and private parties against various pharmaceutical companies, including NPC, alleging that they fraudulently overstated the AWP that is or has been used by payers, including state Medicaid agencies, to calculate reimbursements to healthcare providers. In 2022, NPC settled a putative class action brought by private payers in New Jersey, which resolved that last AWP lawsuit. This matter is now concluded.
Shareholder derivative lawsuit
In 2021, NPC, Sandoz Inc., Novartis Capital Corporation and certain present and former directors and officers of Novartis were named as defendants, and Novartis was named as a nominal defendant, in a purported shareholder derivative lawsuit filed in New York state court. The plaintiffs, derivatively as purported Novartis shareholders on behalf of Novartis, seek damages and other remedies based on alleged conduct by the corporate and individual defendants. In 2022, the court granted Novartis motion to dismiss the lawsuit, which the plaintiffs have appealed.
In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2021 Annual Report and 2021 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

11. Segmentation of key figures
The businesses of Novartis are divided operationally on a worldwide basis into two identified reporting segments, Innovative Medicines and Sandoz. In addition, we separately report Corporate activities.
Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision-maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.
The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.
The reporting segments are as follows:
Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. Effective April 4, 2022, the Innovative Medicines Division is organized in two commercial organizational units: Innovative Medicines International and Innovative Medicines US, and is focused on the following core therapeutic areas: hematology; solid tumors; immunology; neuroscience; and cardiovascular, as well as other promoted brands (in the therapeutic areas of ophthalmology and respiratory) and established brands. Prior to the announcement of April 4, 2022, the Innovative Medicines Division was organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals.
Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients. Sandoz is organized globally into three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of small molecule pharmaceuticals to third parties across a broad range of therapeutic areas, as well as finished dosage form of anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates, mainly antibiotics, for the Retail Generics business franchise and for sale to third-party companies. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.
Corporate includes the costs of the Group headquarters and those of corporate coordination functions in major countries, and items that are not specific to one segment.
Our divisions are supported by Novartis Institutes for BioMedical Research, Global Drug Development, and the Operations unit, which combined the Novartis Technical Operations (NTO) and Customer & Technology Solutions (CTS) organizational units, following the internal reorganization announced on April 4, 2022.
Further details are provided in Note 3 to the Consolidated Financial Statements of the 2021 Annual Report.
Segmentation – Consolidated income statements
Third quarter
	Innovative Medicines		Sandoz		Corporate (including eliminations)[1]		Group

(USD millions)	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021

Net sales to third parties	10 299	10 628	2 244	2 402			12 543	13 030

Sales to other segments	194	189	42	37	-236	-226

Net sales	10 493	10 817	2 286	2 439	-236	-226	12 543	13 030

Other revenues	290	307	8	26	1	4	299	337

Cost of goods sold	-2 866	-2 912	-1 176	-1 269	236	243	-3 806	-3 938

Gross profit	7 917	8 212	1 118	1 196	1	21	9 036	9 429

Selling, general and administration	-2 813	-3 006	-478	-480	-122	-132	-3 413	-3 618

Research and development	-2 542	-2 156	-194	-224			-2 736	-2 380

Other income	73	135	15	38	16	200	104	373

Other expense	-589	-384	-84	-90	-150	-97	-823	-571

Operating income	2 046	2 801	377	440	-255	-8	2 168	3 233

as % of net sales	19.9%	26.4%	16.8%	18.3%			17.3%	24.8%

(Loss)/income from associated companies	-2		1	1	-3	222	-4	223

Interest expense							-215	-202

Other financial income and expense							-30	-24

Income before taxes							1 919	3 230

Income taxes							-344	-472

Net income							1 575	2 758

[1] Eliminations mainly relate to the elimination of sales to other segments and the corresponding cost of goods sold.

Nine months to September 30
	Innovative Medicines		Sandoz		Corporate (including eliminations)[1]		Group

(USD millions)	9M 2022	9M 2021	9M 2022	9M 2021	9M 2022	9M 2021	9M 2022	9M 2021

Net sales to third parties	30 936	31 291	6 919	7 106			37 855	38 397

Sales to other segments	632	611	144	138	-776	-749

Net sales	31 568	31 902	7 063	7 244	-776	-749	37 855	38 397

Other revenues	859	898	21	51	6	9	886	958

Cost of goods sold	-8 543	-8 878	-3 678	-3 806	808	793	-11 413	-11 891

Gross profit	23 884	23 922	3 406	3 489	38	53	27 328	27 464

Selling, general and administration	-8 643	-9 032	-1 497	-1 494	-366	-375	-10 506	-10 901

Research and development	-6 956	-6 472	-598	-659			-7 554	-7 131

Other income	425	963	86	183	122	335	633	1 481

Other expense	-1 869	-1 161	-222	-305	-562	-320	-2 653	-1 786

Operating income	6 841	8 220	1 175	1 214	-768	-307	7 248	9 127

as % of net sales	22.1%	26.3%	17.0%	17.1%			19.1%	23.8%

(Loss)/income from associated companies	-1	1	2	2	-7	715	-6	718

Interest expense							-618	-605

Other financial income and expense							6	-54

Income before taxes							6 630	9 186

Income taxes							-1 141	-1 474

Net income							5 489	7 712

[1] Eliminations mainly relate to the elimination of sales to other segments and the corresponding cost of goods sold.
Segmentation – Additional consolidated balance sheets and income statements disclosure
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Sep 30, 2022	Dec 31, 2021	Sep 30, 2022	Dec 31, 2021	Sep 30, 2022	Dec 31, 2021	Sep 30, 2022	Dec 31, 2021

Total assets	75 216	79 220	15 377	16 192	27 871	36 383	118 464	131 795

Total liabilities	-16 154	-15 929	-3 475	-3 632	-37 937	-44 412	-57 566	-63 973

Total equity							60 898	67 822

Net debt [1]					7 684	868	7 684	868

Net operating assets	59 062	63 291	11 902	12 560	-2 382	-7 161	68 582	68 690

Included in net operating assets are:
Property, plant and equipment	8 182	9 168	1 718	1 901	415	476	10 315	11 545

Goodwill	21 214	21 562	7 447	8 026	7	7	28 668	29 595

Intangible assets other than goodwill	30 182	32 357	1 392	1 577	314	248	31 888	34 182

[1] See page 59 for additional disclosures related to net debt.
The following table shows the property, plant and equipment impairment charges and reversals, the right-of-use assets impairment charges, the intangible assets impairment charges and additions to restructuring provisions:
Third quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021

Property, plant and equipment impairment charges	-61	-6		-24			-61	-30

Property, plant and equipment impairment reversals				3				3

Intangible assets impairment charges [1]	-595	-74	-7	-18		-1	-602	-93

Additions to restructuring provisions	-271	-24	-5	-20	-13		-289	-44

[1] Third quarter of 2022 includes an impairment of USD 568 million related to the write-down of IPR&D related to cessation of clinical development program UNR844.

Nine months to September 30
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	9M 2022	9M 2021	9M 2022	9M 2021	9M 2022	9M 2021	9M 2022	9M 2021

Property, plant and equipment impairment charges	-319	-184	-1	-60	-1		-321	-244

Property, plant and equipment impairment reversal	2	43	3	58			5	101

Right-of-use assets impaiment charges			-1				-1

Intangible assets impairment charges [1]	-858	-362	-11	-19		-1	-869	-382

Additions to restructuring provisions	-631	-160	-35	-52	-185	-16	-851	-228

[1] Nine months 2022 includes an impairment of USD 568 million related to the write-down of IPR&D related to cessation of clinical development program UNR844.
Nine months 2021 includes an impairment of USD 201 million in Innovative Medicines related to the write-down of IPR&D related to cessation of clinical development program GTX312.
In the third quarter and nine-month period of 2022, there were no reversals of prior-year impairment charges on intangible assets (Q3 and 9M 2021: nil) and right-of-use assets (Q3 and 9M 2021: nil).
Restructuring provisions movements
(USD millions)	Q3 2022	Q3 2021	9M 2022	9M 2021

Balance at beginning of period	731	403	345	459

Additions	289	44	851	228

Cash payments	-87	-65	-231	-273

Releases	-20	-15	-35	-31

Transfers	-1	-3	-1	-5

Currency translation effects	-9	-3	-26	-17

Balance at closing of period	903	361	903	361

In the nine-month period of 2022, additions to provisions of USD 851 million (Q3: USD 289 million) were mainly related to the following reorganizations:
• Initiative announced in April 2022 to implement a new simplified organizational model designed to support innovation, growth and productivity.
• The continuation of the Innovative Medicines Division, the Novartis Technical Operations and the Customer & Technology Solutions 2021 restructuring initiatives.
In the nine-month period of 2021, additions to provisions of USD 228 million (Q3: USD 44 million) were mainly related to the following reorganizations:
• The Innovative Medicines Division commenced a plan to restructure its field force and supporting functions in response to changes in its go-to-market structure with increased utilization of digital technology.
• Group-wide initiatives to streamline Novartis Technical Operations and implement new technologies continued. In addition, Customer & Technology Solutions continued the phased implementation of the new operating model to transition activities to service centers.

Segmentation – Net sales to third parties
Net sales to third parties by region1
Third quarter
	Q3 2022 USD m	Q3 2021 USD m	% change USD	% change cc 2	Q3 2022 % of total	Q3 2021 % of total

Innovative Medicines

Europe	3 174	3 724	-15	-2	31	35

US	4 121	3 802	8	8	40	36

Asia/Africa/Australasia	2 263	2 380	-5	6	22	22

Canada and Latin America	741	722	3	10	7	7

Total	10 299	10 628	-3	4	100	100

Of which in Established Markets	7 551	7 914	-5	2	73	74

Of which in Emerging Growth Markets	2 748	2 714	1	10	27	26

Sandoz

Europe	1 162	1 339	-13	1	52	56

US	435	440	-1	-1	19	18

Asia/Africa/Australasia	403	400	1	13	18	17

Canada and Latin America	244	223	9	15	11	9

Total	2 244	2 402	-7	4	100	100

Of which in Established Markets	1 574	1 696	-7	3	70	71

Of which in Emerging Growth Markets	670	706	-5	6	30	29

Group

Europe	4 336	5 063	-14	-1	35	39

US	4 556	4 242	7	7	36	33

Asia/Africa/Australasia	2 666	2 780	-4	7	21	21

Canada and Latin America	985	945	4	11	8	7

Total	12 543	13 030	-4	4	100	100

Of which in Established Markets	9 125	9 610	-5	3	73	74

Of which in Emerging Growth Markets	3 418	3 420	0	9	27	26

[1] Net sales to third parties by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.

Net sales to third parties by region1
Nine months to September 30
	9M 2022 USD m	9M 2021 USD m	% change USD	% change cc 2	9M 2022 % of total	9M 2021 % of total

Innovative Medicines

Europe	10 149	11 124	-9	2	33	36

US	11 692	11 054	6	6	38	35

Asia/Africa/Australasia	6 907	7 058	-2	5	22	23

Canada and Latin America	2 188	2 055	6	11	7	6

Total	30 936	31 291	-1	5	100	100

Of which in Established Markets	22 759	23 377	-3	3	74	75

Of which in Emerging Growth Markets	8 177	7 914	3	10	26	25

Sandoz

Europe	3 624	3 896	-7	5	52	55

US	1 325	1 344	-1	-1	19	19

Asia/Africa/Australasia	1 226	1 210	1	10	18	17

Canada and Latin America	744	656	13	16	11	9

Total	6 919	7 106	-3	6	100	100

Of which in Established Markets	4 835	5 081	-5	3	70	72

Of which in Emerging Growth Markets	2 084	2 025	3	12	30	28

Group

Europe	13 773	15 020	-8	3	36	39

US	13 017	12 398	5	5	34	32

Asia/Africa/Australasia	8 133	8 268	-2	6	21	22

Canada and Latin America	2 932	2 711	8	12	9	7

Total	37 855	38 397	-1	5	100	100

Of which in Established Markets	27 594	28 458	-3	3	73	74

Of which in Emerging Growth Markets	10 261	9 939	3	10	27	26

[1] Net sales to third parties by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.

Innovative Medicines Division net sales to third parties by core therapeutic area; other promoted brands; and established brands
Third quarter
	Q3 2022	Q3 2021	% change	% change
	USD m	USD m 2	USD	cc 3

Cardiovascular
Entresto	1 135	924	23	31

Leqvio	34	5	nm	nm

Total Cardiovascular	1 169	929	26	34

Immunology
Cosentyx	1 274	1 247	2	7

Xolair [1]	322	365	-12	1

Ilaris	272	272	0	10

Total Immunology	1 868	1 884	-1	6

Neuroscience
Gilenya	507	703	-28	-24

Zolgensma	319	375	-15	-13

Kesimpta	289	109	165	172

Mayzent	94	76	24	29

Aimovig	50	56	-11	0

Total Neuroscience	1 259	1 319	-5	0

Solid Tumors
Tafinlar + Mekinist	450	417	8	16

Kisqali	327	232	41	49

Votrient	118	142	-17	-11

Lutathera	132	120	10	15

Piqray	103	82	26	26

Tabrecta	36	24	50	51

Pluvicto	80		nm	nm

Other		1	nm	nm

Total Solid Tumors	1 246	1 018	22	29

Hematology
Promacta/Revolade	523	522	0	7

Tasigna	489	514	-5	2

Jakavi	386	426	-9	4

Kymriah	134	146	-8	0

Adakveo	50	42	19	19

Scemblix	41		nm	nm

Other		1	nm	nm

Total Hematology	1 623	1 651	-2	7

Other Promoted Brands
Lucentis	455	556	-18	-7

Ultibro Group	108	137	-21	-10

Xiidra	109	108	1	1

Beovu	52	49	6	16

Other respiratory	19	16	19	49

Total Other Promoted Brands	743	866	-14	-4

Total Promoted Brands	7 908	7 667	3	11

Established Brands
Sandostatin	295	351	-16	-12

Galvus Group	212	272	-22	-12

Exforge Group	185	203	-9	0

Gleevec/Glivec	178	256	-30	-25

Diovan Group	160	180	-11	-2

Afinitor/Votubia	125	246	-49	-44

Exjade/Jadenu	68	134	-49	-44

Voltaren/Cataflam	86	94	-9	5

Zortress/Certican	76	105	-28	-16

Neoral/Sandimmun(e)	74	92	-20	-9

Contract manufacturing	56		nm	nm

Other	876	1 028	-15	-7

Total Established Brands	2 391	2 961	-19	-12

Total division net sales to third parties	10 299	10 628	-3	4

[1] Net sales reflect Xolair sales for all indications.
[2] Restated to reflect the new Innovative Medicines divisional structures announced on April 4, 2022
[3] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.
nm = not meaningful

Innovative Medicines Division net sales to third parties by core therapeutic area; other promoted brands; and established brands
Nine months to September 30
	9M 2022	9M 2021	% change	% change
	USD m	USD m 2	USD	cc 3

Cardiovascular
Entresto	3 353	2 599	29	35

Leqvio	70	8	nm	nm

Total Cardiovascular	3 423	2 607	31	37

Immunology
Cosentyx	3 708	3 475	7	11

Xolair [1]	1 042	1 055	-1	9

Ilaris	832	775	7	16

Other	1		nm	nm

Total Immunology	5 583	5 305	5	11

Neuroscience
Gilenya	1 667	2 131	-22	-18

Zolgensma	1 061	1 009	5	9

Kesimpta	723	225	221	227

Mayzent	258	200	29	34

Aimovig	159	156	2	11

Other	1		nm	nm

Total Neuroscience	3 869	3 721	4	8

Solid Tumors
Tafinlar + Mekinist	1 305	1 235	6	12

Kisqali	874	652	34	41

Votrient	371	438	-15	-10

Lutathera	343	360	-5	-1

Piqray	261	242	8	9

Tabrecta	97	63	54	54

Pluvicto	92		nm	nm

Other		1	nm	nm

Total Solid Tumors	3 343	2 991	12	17

Hematology
Promacta/Revolade	1 548	1 498	3	9

Tasigna	1 448	1 552	-7	-2

Jakavi	1 173	1 187	-1	9

Kymriah	397	444	-11	-4

Adakveo	143	121	18	19

Scemblix	97		nm	nm

Other	1	1	nm	nm

Total Hematology	4 807	4 803	0	7

Other Promoted Brands
Lucentis	1 476	1 652	-11	-2

Ultibro Group	366	436	-16	-7

Xiidra	342	334	2	2

Beovu	154	135	14	23

Other respiratory	58	37	57	84

Total Other Promoted Brands	2 396	2 594	-8	0

Total Promoted Brands	23 421	22 021	6	12

Established Brands
Sandostatin	933	1 068	-13	-10

Galvus Group	650	814	-20	-11

Exforge Group	584	704	-17	-12

Gleevec/Glivec	570	791	-28	-24

Diovan Group	510	584	-13	-6

Afinitor/Votubia	406	764	-47	-43

Exjade/Jadenu	262	434	-40	-35

Voltaren/Cataflam	253	276	-8	1

Zortress/Certican	249	321	-22	-13

Neoral/Sandimmun(e)	236	279	-15	-8

Contract manufacturing	132		nm	nm

Other	2 730	3 235	-16	-10

Total Established Brands	7 515	9 270	-19	-13

Total division net sales to third parties	30 936	31 291	-1	5

[1] Net sales reflect Xolair sales for all indications.
[2] Restated to reflect the new Innovative Medicines divisional structures announced on April 4, 2022
[3] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.
nm = not meaningful

Net sales to third parties of the top 20 Innovative Medicines Division brands in 2022
Third quarter
			US		Rest of world			Total

Brands		Key indication	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Cosentyx	Immunology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	742	-1	532	8	20	1 274	2	7

Entresto	Cardiovascular	Chronic heart failure	570	41	565	9	23	1 135	23	31

Gilenya	Neuroscience	Relapsing multiple sclerosis	326	-9	181	-47	-39	507	-28	-24

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	284	15	239	-13	0	523	0	7

Lucentis	Other Promoted Brands	Age-related macular degeneration			455	-18	-7	455	-18	-7

Tasigna	Hematology	Chronic myeloid leukemia	234	5	255	-13	0	489	-5	2

Tafinlar + Mekinist	Solid Tumors	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	175	14	275	5	16	450	8	16

Jakavi	Hematology	Myelofibrosis (MF), polycythemia vera (PV)			386	-9	4	386	-9	4

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	99	-21	220	-12	-8	319	-15	-13

Xolair [1]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps			322	-12	1	322	-12	1

Sandostatin	Solid Tumors	Carcinoid tumors and acromegaly	190	-12	105	-22	-14	295	-16	-12

Kisqali	Solid Tumors	HR+/HER2- metastatic breast cancer	134	54	193	33	46	327	41	49

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	143	5	129	-5	14	272	0	10

Kesimpta	Neuroscience	Relapsing remitting multiple sclerosis	239	137	50	nm	nm	289	165	172

Galvus Group	Established Brands	Type 2 diabetes			212	-22	-12	212	-22	-12

Exforge Group	Established Brands	Hypertension	5	150	180	-10	-1	185	-9	0

Gleevec/Glivec	Hematology	Chronic myeloid leukemia and GIST	49	-22	129	-33	-26	178	-30	-25

Diovan Group	Established Brands	Hypertension	11	22	149	-13	-3	160	-11	-2

Afinitor/Votubia	Solid Tumors	Breast cancer/TSC	45	-69	80	-22	-9	125	-49	-44

Kymriah	Hematology	r/r pediatric and young adults ALL, DLBCL	47	-11	87	-6	6	134	-8	0

Top 20 brands total			3 293	7	4 744	-9	2	8 037	-3	4

Rest of portfolio			828	14	1 434	-10	2	2 262	-2	6

Total division net sales to third parties			4 121	8	6 178	-9	2	10 299	-3	4

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.

nm = not meaningful

Net sales to third parties of the top 20 Innovative Medicines Division brands in 2022
Nine months to September 30
			US		Rest of world			Total

Brands		Key indication	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Cosentyx	Immunology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	2 137	1	1 571	15	25	3 708	7	11

Entresto	Cardiovascular	Chronic heart failure	1 660	39	1 693	20	31	3 353	29	35

Gilenya	Neuroscience	Relapsing multiple sclerosis	964	-11	703	-33	-25	1 667	-22	-18

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	801	14	747	-6	4	1 548	3	9

Lucentis	Other Promoted Brands	Age-related macular degeneration			1 476	-11	-2	1 476	-11	-2

Tasigna	Hematology	Chronic myeloid leukemia	654	0	794	-12	-3	1 448	-7	-2

Tafinlar + Mekinist	Solid Tumors	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	503	13	802	2	11	1 305	6	12

Jakavi	Hematology	Myelofibrosis (MF), polycythemia vera (PV)			1 173	-1	9	1 173	-1	9

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	335	-5	726	10	16	1 061	5	9

Xolair [1]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps			1 042	-1	9	1 042	-1	9

Sandostatin	Solid Tumors	Carcinoid tumors and acromegaly	597	-6	336	-22	-16	933	-13	-10

Kisqali	Solid Tumors	HR+/HER2- metastatic breast cancer	323	34	551	34	45	874	34	41

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	405	14	427	2	17	832	7	16

Kesimpta	Neuroscience	Relapsing remitting multiple sclerosis	615	186	108	nm	nm	723	221	227

Galvus Group	Established Brands	Type 2 diabetes			650	-20	-11	650	-20	-11

Exforge Group	Established Brands	Hypertension	12	20	572	-18	-12	584	-17	-12

Gleevec/Glivec	Hematology	Chronic myeloid leukemia and GIST	156	-23	414	-30	-24	570	-28	-24

Diovan Group	Established Brands	Hypertension	38	-5	472	-13	-6	510	-13	-6

Afinitor/Votubia	Solid Tumors	Breast cancer/TSC	147	-67	259	-18	-9	406	-47	-43

Kymriah	Hematology	r/r pediatric and young adults ALL, DLBCL	142	-17	255	-6	4	397	-11	-4

Top 20 brands total			9 489	7	14 771	-4	5	24 260	0	6

Rest of portfolio			2 203	0	4 473	-8	0	6 676	-6	0

Total division net sales to third parties			11 692	6	19 244	-5	4	30 936	-1	5

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.

nm = not meaningful

Sandoz Division net sales to third parties by business franchise
Third quarter
	Q3 2022	Q3 2021	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	1 617	1 783	-9	1

Biopharmaceuticals	533	526	1	14

Anti-Infectives [1]	94	93	1	9

Total division net sales to third parties	2 244	2 402	-7	4

[1] Sandoz total anti-infectives net sales amounted to USD 283 million (Q3 2021: USD 273 million), of which USD 189 million (Q3 2021: USD 180 million) is sold through the Retail Generics business franchise and USD 94 million (Q3 2021: USD 93 million) is sold to other third-party companies through the Anti-Infectives business franchise.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.
Nine months to September 30
	9M 2022	9M 2021	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	5 084	5 239	-3	5

Biopharmaceuticals	1 576	1 561	1	11

Anti-Infectives [1]	259	306	-15	-11

Total division net sales to third parties	6 919	7 106	-3	6

[1] Sandoz total anti-infectives net sales amounted to USD 828 million (9M 2021: USD 793 million), of which USD 569 million (9M 2021: USD 487 million) is sold through the Retail Generics business franchise and USD 259 million (9M 2021: USD 306 million) is sold to other third-party companies through the Anti-Infectives business franchise.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 49.
The product portfolio of Sandoz is widely spread in 2022 and 2021.

Segmentation – Other revenue
Third quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021

Profit sharing income	246	232					246	232

Royalty income	9	18	4	6	1	4	14	28

Milestone income	8	6	2	1			10	7

Other [1]	27	51	2	19			29	70

Total other revenues	290	307	8	26	1	4	299	337

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
Nine months to September 30
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	9M 2022	9M 2021	9M 2022	9M 2021	9M 2022	9M 2021	9M 2022	9M 2021

Profit sharing income	674	637					674	637

Royalty income	15	60	13	18	6	9	34	87

Milestone income	47	118	3	4			50	122

Other [1]	123	83	5	29			128	112

Total other revenues	859	898	21	51	6	9	886	958

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

12. Events subsequent to the September 30, 2022, consolidated balance sheet date
Close-out of the interest-bearing accounts of employees payable
On October 3, 2022, the remaining funds in the interest-bearing accounts of employees payable on demand were paid-out to the respective beneficiaries of the accounts. For additional information see Note 5.

Supplementary information (unaudited)

Non-IFRS disclosures
Novartis uses certain non-IFRS metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies, free cash flow and net debt.
Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
As an internal measure of Group performance, these non-IFRS measures have limitations, and the Group’s performance management process is not solely restricted to these metrics.
Core results
The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.
The following are examples of how these core measures are utilized:
• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.
• Annual budgets are prepared for both IFRS and core measures.
As an internal measure of Group performance, the core results measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.
We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities and cash flows from investing activities associated with purchases and sales of property, plant and equipment, of intangible assets, of financial assets and of other non-current assets. Excluded from free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interests in associated companies, purchases and sales of marketable securities, commodities, time deposits and net cash flows from financing activities.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS.
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Third quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021	Q3 2022	Q3 2021

IFRS operating income	2 046	2 801	377	440	-255	-8	2 168	3 233

Amortization of intangible assets	903	876	53	55			956	931

Impairments

Intangible assets	592	72	7	18			599	90

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	58	4		19			58	23

Other property, plant and equipment	1	-3					1	-3

Total impairment charges	651	73	7	37			658	110

Acquisition or divestment of businesses and related items

- Income		-1				-48		-49

- Expense						5		5

Total acquisition or divestment of businesses and related items, net		-1				-43		-44

Other items

Divestment gains	-6	-33			15	-16	9	-49

Financial assets - fair value adjustments	60	-7			30	-2	90	-9

Restructuring and related items

- Income	-17	-7	-5	-7	-1	-3	-23	-17

- Expense	439	108	36	44	73	-2	548	150

Legal-related items

- Income

- Expense	18	169	35	5			53	174

Additional income	-173	-2	-2	-3	-5	-54	-180	-59

Additional expense	3	40				7	3	47

Total other items	324	268	64	39	112	-70	500	237

Total adjustments	1 878	1 216	124	131	112	-113	2 114	1 234

Core operating income	3 924	4 017	501	571	-143	-121	4 282	4 467

as % of net sales	38.1%	37.8%	22.3%	23.8%			34.1%	34.3%

(Loss)/income from associated companies	-2		1	1	-3	222	-4	223

Core adjustments to income from associated companies, net of tax						86		86

Interest expense							-215	-202

Other financial income and expense							-30	-24

Core adjustments to other financial income and expense							24	10

Income taxes, adjusted for above items (core income taxes)							-638	-730

Core net income							3 419	3 830

Core net income attributable to shareholders of Novartis AG							3 417	3 830

Core basic EPS (USD) [1]							1.58	1.71

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Nine months to September 30
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	9M 2022	9M 2021	9M 2022	9M 2021	9M 2022	9M 2021	9M 2022	9M 2021

IFRS operating income	6 841	8 220	1 175	1 214	-768	-307	7 248	9 127

Amortization of intangible assets	2 675	2 651	167	175			2 842	2 826

Impairments

Intangible assets	855	360	11	19			866	379

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	309	94	-2				307	94

Other property, plant and equipment	1	42					1	42

Total impairment charges	1 165	496	9	19			1 174	515

Acquisition or divestment of businesses and related items

- Income	-1	-2			-2	-53	-3	-55

- Expense	7	1				17	7	18

Total acquisition or divestment of businesses and related items, net	6	-1			-2	-36	4	-37

Other items

Divestment gains	-134	-592		-4	-5	-66	-139	-662

Financial assets - fair value adjustments	160	-82			128	32	288	-50

Restructuring and related items

- Income	-26	-21	-15	-24	-3	-5	-44	-50

- Expense	971	679	126	123	309	20	1 406	822

Legal-related items

- Income	-51			-11			-51	-11

- Expense	120	170	45	47			165	217

Additional income	-292	-24	-5	-3	-5	-54	-302	-81

Additional expense	34	123	10			30	44	153

Total other items	782	253	161	128	424	-43	1 367	338

Total adjustments	4 628	3 399	337	322	422	-79	5 387	3 642

Core operating income	11 469	11 619	1 512	1 536	-346	-386	12 635	12 769

as % of net sales	37.1%	37.1%	21.9%	21.6%			33.4%	33.3%

(Loss)/income from associated companies	-1	1	2	2	-7	715	-6	718

Core adjustments to income from associated companies, net of tax						182		182

Interest expense							-618	-605

Other financial income and expense							6	-54

Core adjustments to other financial income and expense							81	37

Income taxes, adjusted for above items (core income taxes)							-1 997	-2 088

Core net income							10 101	10 959

Core net income attributable to shareholders of Novartis AG							10 101	10 960

Core basic EPS (USD) [1]							4.60	4.88

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Third quarter
(USD millions unless indicated otherwise)	Q3 2022 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q3 2022 Core results	Q3 2021 Core results

Gross profit	9 036	914	6		143	10 099	10 425

Operating income	2 168	956	658		500	4 282	4 467

Income before taxes	1 919	956	658		524	4 057	4 560

Income taxes [4]	-344					-638	-730

Net income	1 575					3 419	3 830

Basic EPS (USD) [5]	0.73					1.58	1.71

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 806	914	6		143	-2 743	-2 942

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 413				9	-3 404	-3 601

Research and development	-2 736	42	584		-153	-2 263	-2 261

Other income	104		2		-76	30	125

Other expense	-823		66		577	-180	-221

The following are adjustments to arrive at core income before taxes

Other financial income and expense	-30				24	-6	-14

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: Cost of goods sold, research and development and other expense include impairment charges related to intangible assets; other income and other expense include net impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the restructuring initiative to implement a new simplified organizational model, the Sandoz strategic review, the Group-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold, selling, general and administration and research and development include adjustments to provisions and related items; cost of goods sold and research and development also include contingent consideration adjustments; other income and other expense include fair value adjustments and divestment gains and losses on financial assets; other income also includes product divestment gains and a curtailment gain; other expense includes legal-related items and other costs; other financial income and expense includes the monetary loss on the restatement of non-monetary items for subsidiaries in hyperinflationary economies and a revaluation impact of a financial liability incurred through the Alcon distribution

[4] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 2.1 billion to arrive at the core results before tax amounts to USD 294 million. The average tax rate on the adjustments is 13.8% since the estimated quarterly core tax charge of 15.7% has been applied to the pre-tax income of the period.

[5] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Nine months to September 30
(USD millions unless indicated otherwise)	9M 2022 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2022 Core results	9M 2021 Core results

Gross profit	27 328	2 726	12		240	30 306	30 667

Operating income	7 248	2 842	1 174	4	1 367	12 635	12 769

Income before taxes	6 630	2 842	1 174	4	1 448	12 098	13 047

Income taxes [5]	-1 141					-1 997	-2 088

Net income	5 489					10 101	10 959

Basic EPS (USD) [6]	2.50					4.60	4.88

The following are adjustments to arrive at core gross profit

Cost of goods sold	-11 413	2 726	12		240	-8 435	-8 688

The following are adjustments to arrive at core operating income

Selling, general and administration	-10 506				15	-10 491	-10 831

Research and development	-7 554	116	845		-177	-6 770	-6 672

Other income	633		-3	-3	-343	284	303

Other expense	-2 653		320	7	1 632	-694	-698

The following are adjustments to arrive at core income before taxes

Other financial income and expense	6				81	87	-17

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: Cost of goods sold, research and development and other expense include impairment charges related to intangible assets; other income and other expense include net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income related to divestments; other income also includes adjustments to portfolio transformation provisions; other expense includes stamp duties related to an acquisition

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the restructuring initiative to implement a new simplified organizational model, the Sandoz strategic review, the Group-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold, selling, general and administration, research and development and other expense include adjustments to provisions and related items; cost of goods sold and research and development also include contingent consideration adjustments; other income and other expense include fair value adjustments and divestment gains and losses on financial assets and legal-related items; other income also includes product divestment gains and curtailment gains; other expense includes a reversal of an accrual and other costs; other financial income and expense includes the monetary loss on the restatement of non-monetary items for subsidiaries in hyperinflationary economies and a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 5.5 billion to arrive at the core results before tax amounts to USD 856 million. The average tax rate on the adjustments is 15.7% since the estimated full year core tax charge of 16.5% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines
Third quarter
(USD millions)	Q3 2022 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q3 2022 Core results	Q3 2021 Core results

Gross profit	7 917	861			120	8 898	9 116

Operating income	2 046	903	651		324	3 924	4 017

The following are adjustments to arrive at core gross profit

Cost of goods sold	-2 866	861			120	-1 885	-2 008

The following are adjustments to arrive at core operating income

Selling, general and administration	-2 813				7	-2 806	-2 987

Research and development	-2 542	42	583		-153	-2 070	-2 037

Other income	73		2		-44	31	55

Other expense	-589		66		394	-129	-130

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: research and development and other expense include impairment charges related to intangible assets; other income and other expense include net impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new simplified organizational model, the Group-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and research and development also include contingent consideration adjustments and adjustments to provisions and related items; other income and other expense include fair value adjustments and divestment gains and losses on financial assets; other income also includes product divestment gains and a curtailment gain; other expense includes legal-related items and other costs

Nine months to September 30
(USD millions)	9M 2022 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2022 Core results	9M 2021 Core results

Gross profit	23 884	2 559	2		168	26 613	26 897

Operating income	6 841	2 675	1 165	6	782	11 469	11 619

The following are adjustments to arrive at core gross profit

Cost of goods sold	-8 543	2 559	2		168	-5 814	-5 903

The following are adjustments to arrive at core operating income

Selling, general and administration	-8 643				7	-8 636	-8 960

Research and development	-6 956	116	844		-177	-6 173	-6 014

Other income	425		-1	-1	-247	176	146

Other expense	-1 869		320	7	1 031	-511	-450

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: Cost of goods sold, research and development and other expense include impairment charges related to intangible assets; other income and other expense include net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income and charges related to divestments; other expense also includes stamp duties related to an acquisition

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new simplified organizational model, the Group-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and research and development also include contingent consideration adjustments and adjustments to provisions and related items; other income and other expense include fair value adjustments and divestment gains and losses on financial assets and legal-related items; other income also includes product divestment gains and curtailment gains; other expense includes a reversal of an accrual and other costs

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz
Third quarter
(USD millions)	Q3 2022 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q3 2022 Core results	Q3 2021 Core results

Gross profit	1 118	53	6		23	1 200	1 288

Operating income	377	53	7		64	501	571

The following are adjustments to arrive at core gross profit

Cost of goods sold	-1 176	53	6		23	-1 094	-1 177

The following are adjustments to arrive at core operating income

Selling, general and administration	-478				1	-477	-482

Research and development	-194		1			-193	-224

Other income	15				-5	10	28

Other expense	-84				45	-39	-39

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets
[3] Other items: cost of goods sold, selling, general and administration, other income and other expense include charges related to the Sandoz strategic review, the Group-wide rationalization of manufacturing sites and other net restructuring charges and related items; selling, general and administration also includes a provision release; other expense includes legal-related items

Nine months to September 30
(USD millions)	9M 2022 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	9M 2022 Core results	9M 2021 Core results

Gross profit	3 406	167	10		72	3 655	3 717

Operating income	1 175	167	9		161	1 512	1 536

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 678	167	10		72	-3 429	-3 578

The following are adjustments to arrive at core operating income

Selling, general and administration	-1 497				4	-1 493	-1 496

Research and development	-598		1			-597	-658

Other income	86		-2		-15	69	86

Other expense	-222				100	-122	-113

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes a reversal of an impairment charge related to property, plant and equipment

[3] Other items: cost of goods sold, selling, general and administration, other income and other expense include charges related to the Sandoz strategic review, the Group-wide rationalization of manufacturing sites and other net restructuring charges and related items; other expense also includes legal-related items; selling, general and administration and other expense include adjustments to provisions and related items

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate
Third quarter
(USD millions)	Q3 2022 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items	Other items [1]	Q3 2022 Core results	Q3 2021 Core results

Gross profit	1					1	21

Operating loss	-255				112	-143	-121

The following are adjustments to arrive at core operating loss

Selling, general and administration	-122				1	-121	-132

Other income	16				-27	-11	42

Other expense	-150				138	-12	-52

[1] Other items: selling, general and administration, other income and other expense include restructuring income and charges related to the initiative to implement a new simplified organizational model, the Sandoz strategic review and other net restructuring charges and related items; other income and other expense also include fair value adjustments and divestment gains and losses on financial assets; other income also includes a curtailment gain

Nine months to September 30
(USD millions)	9M 2022 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	9M 2022 Core results	9M 2021 Core results

Gross profit	38					38	53

Operating loss	-768			-2	424	-346	-386

The following are adjustments to arrive at core operating loss

Selling, general and administration	-366				4	-362	-375

Other income	122			-2	-81	39	71

Other expense	-562				501	-61	-135

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation provisions and transitional service fee income related to divestments

[2] Other items: selling, general and administration, other income and other expense include restructuring income and charges related to the initiative to implement a new simplified organizational model, the Sandoz strategic review and other net restructuring charges and related items; other income and other expense also include fair value adjustments and divestment gains and losses on financial assets; other income also includes a curtailment gain

Reconciliation of 2021 IFRS results and non-IFRS measures core results and free cash flow to exclude the impacts of the 2021 divestment of our Roche investment
To enhance investor understanding of the Group’s performance in comparison with the prior year, we presented the 2021 IFRS results and non-IFRS measures core results and free cash flow excluding the impacts related to our Roche investment, due to its divestment in the fourth quarter of 2021.
The following tables provide a reconciliation of our 2021 published IFRS results and non-IFRS measures core results and free cash flow to the 2021 results, excluding the impacts related to our Roche investment, due to its divestment.

	Q3 2021			9M 2021

(USD millions unless indicated otherwise)	Results as published	Our Roche investment impacts	Results excluding impacts from the divestment of our Roche investment	Results as published	Our Roche investment impacts	Results excluding impacts from the divestment of our Roche investment

Operating income	3 233		3 233	9 127		9 127

Income from associated companies	223	-225	-2	718	-722	-4

Interest expense and other financial income and expense	-226		-226	-659		-659

Income before tax	3 230	-225	3 005	9 186	-722	8 464

Income taxes	-472		-472	-1 474		-1 474

Net income	2 758	-225	2 533	7 712	-722	6 990

Earnings per share (USD)	1.23	-0.10	1.13	3.44	-0.32	3.12

Effective tax rate [1]	14.6%		15.7%	16.0%		17.4%

Core operating income	4 467		4 467	12 769		12 769

Core income from associated companies	309	-311	-2	900	-904	-4

Core interest expense and core other financial income and expense	-216		-216	-622		-622

Core income before tax	4 560	-311	4 249	13 047	-904	12 143

Core income taxes	-730		-730	-2 088		-2 088

Core net income	3 830	-311	3 519	10 959	-904	10 055

Core earnings per share (USD)	1.71	-0.14	1.57	4.88	-0.40	4.48

Core effective tax rate [2]	16.0%		17.2%	16.0%		17.2%

Free cash flow [3]	4 423		4 423	10 255	-522	9 733

[1] Effective tax rate is calculated as Income taxes divided by Income before tax.
[2] Core effective tax rate is calculated as Core income taxes divided by Core income before tax.
[3] The free cash flow impact represents the dividend received in Q1 2021 from Roche in relation to the distribution of its 2020 net income.
	9M 2021

(USD millions)	Free cash flow as published	Dividends received from Roche in relation to the distribution of its 2020 net income [1]	Free cash flow excluding dividends received from Roche

Operating income	9 127		9 127

Adjustments for non-cash items	5 227		5 227

Operating income adjusted for non-cash items	14 354		14 354

Dividends received from associated companies and others	523	-522	1

Interest and other financial payments, net	-766		-766

Income taxes paid	-1 459		-1 459

Other operating cash flow items, net	-1 465		-1 465

Net cash flows from operating activities	11 187	-522	10 665

Net purchases of property, plant and equipment, intangible assets, financial assets and other non-current assets	-932		-932

Free cash flow	10 255	-522	9 733

[1] In 2021, the dividend received from Roche in relation to the distribution of its 2020 net income was received in Q1 2021.

The following table provides a summary of the percentage point impact from excluding the effect of the divestment of our investment in Roche (in Q4 2021) on the USD and constant currencies % change on key Group figures.
Third quarter
	In USD			In constant currencies

	% change as published Q3 2022	% change excluding impacts from the divestment of our Roche investment Q3 2022	Percentage point impact Q3 2022	% change as published Q3 2022	% change excluding impacts from the divestment of our Roche investment Q3 2022	Percentage point impact Q3 2022

Net income	-43	-38	-5	-33	-27	-6

Basic earnings per share (USD)	-41	-35	-6	-31	-25	-6

Free cash flow	-6	-6	0

Core net income	-11	– 3	-8	-2	7	-9

Core basic earnings per share (USD)	-8	1	-9	1	10	-9

Nine months to September 30
	In USD			In constant currencies

	% change as published 9M 2022	% change excluding impacts from the divestment of our Roche investment 9M 2022	Percentage point impact 9M 2022	% change as published 9M 2022	% change excluding impacts from the divestment of our Roche investment 9M 2022	Percentage point impact 9M 2022

Net income	-29	-21	-8	-20	-12	-8

Basic earnings per share (USD)	-27	-20	-7	-19	-10	-9

Free cash flow	-18	-14	-4

Core net income	-8	0	-8	-1	8	-9

Core basic earnings per share (USD)	-6	3	-9	2	11	-9

Net debt
Condensed consolidated changes in net debt
Third quarter
(USD millions)	Q3 2022	Q3 2021

Net change in cash and cash equivalents	5 101	2 094

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-3 266	2 177

Change in net debt	1 835	4 271

Net debt at July 1	-9 519	-28 547

Net debt at September 30	-7 684	-24 276

Condensed consolidated changes in net debt
Nine months to September 30
(USD millions)	9M 2022	9M 2021

Net change in cash and cash equivalents	-3 681	-2 447

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-3 135	2 652

Change in net debt	-6 816	205

Net debt at January 1	-868	-24 481

Net debt at September 30	-7 684	-24 276

Components of net debt
(USD millions)	Sep 30, 2022	Dec 31, 2021	Sep 30, 2021

Non-current financial debts	-19 732	-22 902	-23 101

Current financial debts and derivative financial instruments	-7 055	-6 295	-9 337

Total financial debts	-26 787	-29 197	-32 438

Less liquidity

Cash and cash equivalents	8 726	12 407	7 211

Marketable securities, commodities, time deposits and derivative financial instruments	10 377	15 922	951

Total liquidity	19 103	28 329	8 162

Net debt at end of period	-7 684	-868	-24 276

Share information
	Sep 30, 2022	Sep 30, 2021

Number of shares outstanding	2 150 980 441	2 237 091 519

Registered share price (CHF)	75.53	76.83

ADR price (USD)	76.01	81.78

Market capitalization (USD billions) [1]	166.2	184.1

Market capitalization (CHF billions) [1]	162.5	171.9

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Free cash flow
The following table is a reconciliation of the three major categories of the IFRS consolidated statements of cash flows to free cash flow:
Third quarter
	Q3 2022			Q3 2021

(USD millions)	IFRS cash flow	Adjustments	Free cash flow	IFRS cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	4 721		4 721	4 925		4 925

Net cash flows from/(used in) investing activities from continuing operations [1]	5 198	-5 750	-552	-1 238	736	-502

Net cash flows from investing activities from discontinued operations [2]				6	-6	0

Net cash flows from/(used in) investing activities	5 198	-5 750	-552	-1 232	730	-502

Net cash flows used in financing activities from continuing operations [3]	-4 738	4 738	0	-1 548	1 548	0

Net cash flows from financing activities from discontinued operations [2]				14	-14	0

Net cash flows used in financing activities	-4 738	4 738	0	-1 534	1 534	0

Free cash flow			4 169			4 423

[1] Excluded from the free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interest in associated companies, purchases and sales of marketable securities, commodities and time deposits.

[2] Net cash flows from investing activities from discontinued operations are activities associated with acquisitions and divestments of businesses which are excluded from the free cash flow. Net cash flows from financing activities from discontinued operations are excluded from free cash flow. Free cash flow from discontinued operations in the third quarter of 2022 and 2021 was nil.

[3] Net cash flows used in financing activities from continuing operations are excluded from the free cash flow.

Nine months to September 30
	9M 2022			9M 2021

(USD millions)	IFRS cash flow	Adjustments	Free cash flow	IFRS cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	10 125		10 125	11 187		11 187

Net cash flows from/(used in) investing activities from continuing operations [1]	2 935	-4 667	-1 732	-355	-577	-932

Net cash flows from/(used in) investing activities	2 935	-4 667	-1 732	-355	-577	-932

Net cash flows used in financing activities from continuing operations [2]	-16 568	16 568	0	-13 013	13 013	0

Net cash flows used in financing activities	-16 568	16 568	0	-13 013	13 013	0

Free cash flow			8 393			10 255

[1] Excluded from the free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interest in associated companies, purchases and sales of marketable securities, commodities and time deposits.

[2] Net cash flows used in financing activities from continuing operations are excluded from the free cash flow.

The following table is a summary of the free cash flow:
Third quarter
(USD millions)	Q3 2022	Q3 2021

Operating income	2 168	3 233

Adjustments for non-cash items
Depreciation, amortization and impairments	2 115	1 445

Change in provisions and other non-current liabilities	260	380

Other	204	76

Operating income adjusted for non-cash items	4 747	5 134

Interest and other financial receipts	172	2

Interest and other financial payments	-149	-151

Income taxes paid	-320	-315

Payments out of provisions and other net cash movements in non-current liabilities	-206	-154

Change in inventories and trade receivables less trade payables	-443	-171

Change in other net current assets and other operating cash flow items	920	580

Net cash flows from operating activities	4 721	4 925

Purchases of property, plant and equipment	-287	-351

Proceeds from sale of property, plant and equipment	18	81

Purchases of intangible assets	-295	-188

Proceeds from sale of intangible assets	4	35

Purchases of financial assets	-17	-46

Proceeds from sale of financial assets	26	-20

Purchases of other non-current assets	-1	-14

Proceeds from sale of other non-current assets		1

Free cash flow	4 169	4 423

Nine months to September 30
(USD millions)	9M 2022	9M 2021

Operating income	7 248	9 127

Adjustments for non-cash items
Depreciation, amortization and impairments	5 521	4 544

Change in provisions and other non-current liabilities	895	796

Other	411	-113

Operating income adjusted for non-cash items	14 075	14 354

Dividends received from associated companies and others	1	523

Interest and other financial receipts	210	8

Interest and other financial payments	-500	-774

Income taxes paid	-1 559	-1 459

Payments out of provisions and other net cash movements in non-current liabilities	-514	-530

Change in inventories and trade receivables less trade payables	-2 103	-1 222

Change in other net current assets and other operating cash flow items	515	287

Net cash flows from operating activities	10 125	11 187

Purchases of property, plant and equipment	-801	-918

Proceeds from sale of property, plant and equipment	64	166

Purchases of intangible assets	-1 223	-1 076

Proceeds from sale of intangible assets	197	664

Purchases of financial assets	-90	-124

Proceeds from sale of financial assets	122	408

Purchases of other non-current assets	-1	-56

Proceeds from sale of other non-current assets		4

Free cash flow	8 393	10 255

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q3 2022	Average rates Q3 2021	Average rates 9M 2022	Average rates 9M 2021	Period-end rates Sep 30, 2022	Period-end rates Sep 30, 2021

1 CHF	1.034	1.089	1.051	1.098	1.023	1.071

1 CNY	0.146	0.155	0.152	0.155	0.141	0.155

1 EUR	1.007	1.179	1.065	1.197	0.980	1.161

1 GBP	1.177	1.378	1.258	1.385	1.114	1.345

100 JPY	0.724	0.908	0.785	0.922	0.692	0.893

100 RUB	1.663	1.361	1.445	1.351	1.721	1.376

Currency impact on key figures
The following table provides a summary of the currency impact on key Group figures due to their conversion into US dollars, the Group’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
Third quarter
	Change in USD % Q3 2022	Change in constant currencies % Q3 2022	Percentage point currency impact Q3 2022	Change in USD % Q3 2021	Change in constant currencies % Q3 2021	Percentage point currency impact Q3 2021

Total Group
Net sales to third parties	-4	4	-8	6	5	1

Operating income	-33	-23	-10	34	32	2

Net income	-43	-33	-10	43	41	2

Basic earnings per share (USD)	-41	-31	-10	45	44	1

Core operating income	-4	5	-9	10	9	1

Core net income	-11	-2	-9	10	9	1

Core basic earnings per share (USD)	-8	1	-9	13	11	2

Innovative Medicines
Net sales to third parties	-3	4	-7	8	7	1

Operating income	-27	-16	-11	40	38	2

Core operating income	-2	7	-9	14	13	1

Sandoz
Net sales to third parties	-7	4	-11	-1	-2	1

Operating income	-14	-7	-7	11	9	2

Core operating income	-12	-5	-7	-13	-15	2

Corporate
Operating loss	nm	nm	nm	nm	nm	nm

Core operating loss	-18	-28	10	-6	-7	1

nm = not meaningful

Currency impact on key figures
Nine months to September 30
	Change in USD % 9M 2022	Change in constant currencies % 9M 2022	Percentage point currency impact 9M 2022	Change in USD % 9M 2021	Change in constant currencies % 9M 2021	Percentage point currency impact 9M 2021

Total Group
Net sales to third parties	-1	5	-6	7	4	3

Operating income	-21	-13	-8	22	18	4

Net income	-29	-20	-9	29	26	3

Basic earnings per share (USD)	-27	-19	-8	31	28	3

Core operating income	-1	6	-7	7	4	3

Core net income	-8	-1	-7	8	5	3

Core basic earnings per share (USD)	-6	2	-8	10	7	3

Innovative Medicines
Net sales to third parties	-1	5	-6	9	6	3

Operating income	-17	-8	-9	21	18	3

Core operating income	-1	6	-7	11	8	3

Sandoz
Net sales to third parties	-3	6	-9	0	-4	4

Operating income	-3	3	-6	81	75	6

Core operating income	-2	5	-7	-15	-18	3

Corporate
Operating loss	-150	-164	14	nm	nm	nm

Core operating loss	10	4	6	-19	-17	-2

nm = not meaningful

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “guidance,” “growth,” “growing,” “will,” “expected,” “grow,” “potential,” “progressing,” “planned,” “creating,” “looking ahead,” “confident,” “focus,” “prioritized,” “continued,” “continuing,” “unleashing,” “to embed,” “to build,” “believe,” “focusing,” “planned,” “to leverage,” “to invest,” “implementation,” “launch,” “momentum,” “retaining,” “outlook,” “accelerate,” “driven,” “can,” “expected,” “would,” “pipeline,” “priority,” “will,” “transformative,” “assumes,” “anticipated,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions; or regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the conclusion of the strategic review of Sandoz, our intention to separate Sandoz by way of a 100% spin-off, through which we plan to become a fully focused Innovative Medicines business; or our efforts to petition the US Supreme Court to uphold the validity of the Gilenya US dosing regimen patent; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: the potential that we may not be able to complete the planned 100% spin-off of Sandoz within the expected time frame, in the planned form, or at all; the potential that the benefits and opportunities expected from our planned 100% spin-off of Sandoz may not be realized or may be more difficult or take longer to realize than expected; liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of a partial or complete failure of the return to normal global healthcare systems, including prescription dynamics; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Tysabri® is a registered trademark of Biogen MA Inc. Humira® is a registered trademark of Abbvie Biotechnology Ltd.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
November 30, 2022
Investor Update on Access & Sustainability
February 01, 2023
Fourth quarter & Full year 2022 results